Royal Bank of Canada

Second Quarter 2003

Report to Shareholders	2

Royal Bank reports second quarter 2003 results

Royal Bank of Canada to repurchase up to 25 million of its common shares

TORONTO, May 30, 2003 — Royal Bank of Canada announced its intention, subject to the approval of the Toronto Stock Exchange, to renew its normal course issuer bid through the facilities of the Toronto Stock Exchange and to repurchase up to 25 million common shares, representing approximately 3.8 per cent of the bank’s outstanding common shares. The bank intends to file a notice of intention with the Toronto Stock Exchange in this regard.

     Purchases may commence after the Toronto Stock Exchange has accepted the notice of intention and may continue for a period of one year. The amount and timing of any such purchases will be determined by the bank.

     The proposed share repurchase will enable the bank to balance the imperatives of maintaining solid capital ratios with the ongoing need to generate shareholder value. On April 30, 2003 the bank’s Tier 1 and Total capital ratios were 9.6 per cent and 12.8 per cent, respectively.

     The bank currently has a normal course issuer bid under way through which approximately 15.8 million of an allowed 20 million common shares have been repurchased as of April 30, 2003. This bid will expire June 23, 2003.

Stronger U.S. performance and good credit quality

TORONTO, May 30, 2003 — Royal Bank of Canada (RY on TSX & NYSE) announced net income of $689 million for its second quarter ended April 30, 2003, down $21 million or 3% from a year ago and diluted earnings per share of $.99, down $.02 or 2%. Return on equity was 15.4%, compared to 16.8% a year ago. A 9% appreciation of the Canadian dollar relative to the U.S. dollar (to an average of US$.684 in the second quarter from an average of US$.630 in last year’s second quarter) resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by $15 million, diluted earnings per share by $.02 and return on equity by 0.4%. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in earnings this quarter compared to a year ago.

     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We delivered reasonable results this quarter, considering continued weakness in capital markets and intense price competition in Canadian personal and commercial banking.”

     Total revenues were down $163 million or 4% from a year ago. This reflected a $75 million net gain on credit derivatives (relating to two telecommunication sector accounts) that was recorded in last year’s second quarter and a $98 million decline in revenues this quarter due to the appreciation of the Canadian dollar relative to the U.S. dollar.

     Non-interest expense declined $5 million from last year’s second quarter. The strengthening of the Canadian dollar relative

Table of contents
01	Royal Bank announces
01	Quarterly highlights
02	Chief Executive Officer's message
03	Performance compared to objectives
04	Management’s discussion and analysis
04	Overview
04	Results by geographic segment
04	Results by business segment
08	Financial priority: revenue growth and diversification
08	Financial priority: cost control
09	Financial priority: strong credit quality
10	Financial priority: balance sheet and capital management
10	Risk management
11	Operating highlights
12	About Royal Bank of Canada
13	Caution regarding forward-looking statements
14	Financial highlights — U.S. GAAP
15	Financial statements — U.S. GAAP
24	Financial highlights — Canadian GAAP
25	Financial statements — Canadian GAAP
35	Shareholder information

to the U.S. dollar reduced non-interest expense by $74 million compared to a year ago.

     The specific provision for credit losses was $211 million or .40% of average loans, acceptances and reverse repurchase agreements compared to $328 million or .65% a year ago ($244 million or .48% after deducting net credit derivative gains).

     Six-month net income was $1,456 million, up $12 million from the first half of 2002, and six-month diluted earnings per share were $2.10, up $.05 or 2%.

     At April 30, 2003, the Tier 1 capital ratio was 9.6% and the Total capital ratio was 12.8%, compared to 9.0% and 12.6%, respectively, one year ago.

     The results mentioned above are based on U.S. GAAP financial statements, with the exception of the specific provision for credit losses and the capital ratios, which are based on Canadian GAAP financial statements. Under Canadian GAAP, net income was $697 million, up 3% from $677 million a year ago, and diluted earnings per share were $1.00, up 4% from $.96 a year ago. The majority of the difference in earnings under the two GAAPs in the second quarter compared to a year ago related to RBC Insurance, as discussed on page 6, and RBC Banking, as discussed on page 5.

Chief Executive Officer’s message

We delivered reasonable results in the second quarter, considering the intense price competition in Canadian personal and commercial banking, continued weakness in demand for brokerage, investment banking and equity sales & trading services and a significant strengthening of the Canadian dollar relative to the U.S. dollar, which resulted in a lower translated value of U.S. dollar-denominated earnings. I will comment on our four major priorities and performance in those areas.

Strong fundamentals

Net income was $689 million and diluted earnings per share $.99, down $21 million or $.02 per share from a year ago. A significant strengthening of the Canadian dollar relative to the U.S. dollar over the second quarter of 2002 accounted for $15 million of the decline in net income and for the $.02 decline in diluted earnings per share. More than all of the decline in revenues from a year ago was due to the strengthening of the Canadian dollar and a large net gain on credit derivatives recorded a year ago, as mentioned on page 1. Our continued attention to risk management was reflected in a further reduction in nonaccrual loans during the quarter.

     As shown on page 3, our performance during the first six months relative to our objectives for the year was strong in the areas of portfolio quality, expense management and capital ratios, with the provision for credit losses ratio well below the target range, expenses down 1% and capital ratios well above our medium-term goals. However, revenue growth was weaker, reflecting the significant strengthening of the Canadian dollar, the non-recurrence of the above-mentioned large net gain on credit derivatives recorded a year ago and the challenging business environment facing our capital market-sensitive businesses. In the face of these dynamics, we have accelerated efforts to identify new avenues for revenue growth and to manage costs even more effectively. The increases in mortgage, credit card and personal loan volumes at RBC Banking and substantially reduced expenses in RBC Investments are indicative of the inroads we are making.

North American expansion

Our near-term priority for our U.S. businesses has been to enhance operating performance. Net income from U.S. acquisitions (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) increased to $58 million from $35 million a year ago due to better results from RBC Dain Rauscher. RBC Dain Rauscher benefited from cost savings realized from the integration of Tucker Anthony Sutro in last year’s second quarter, a decline in retention compensation costs and continued strong results in its fixed income division. We continue to focus on enhancing the operating performance of our U.S. acquisitions through a variety of initiatives designed to grow revenues and improve operational efficiency.

     Since commencing our U.S. expansion strategy in April 2000, we have completed 10 acquisitions and increased our total client base by 2.4 million. While we are pleased with the progress we have made in expanding operations and integrating acquired businesses, we recognize that, to achieve our goal of being recognized as a “best in class provider” of banking and wealth management services in the U.S., we must continue to add to our existing business base. To this end, we continue to evaluate acquisition opportunities, particularly in personal and commercial banking, and we are moving ahead with retail bank branch openings in the southeastern U.S.

     On May 1st, RBC Insurance and RBC Dain Rauscher completed the acquisition of Kansas City-based Business Men’s Assurance Company of America and Jones & Babson Inc. from the Generali Group for US$210 million. In addition to an in-force block of approximately 135,000 traditional life insurance policies and annuities, this purchase provides us with the infrastructure to offer variable life and annuity products.

Growth of high-return, high-P/E multiple businesses

We are focused on growing businesses that have high returns, good growth prospects and attractive P/E multiples and shrinking or divesting low-return businesses with low strategic value such as corporate lending where we’ve reduced our loan portfolio by $5.3 billion in the past year. While our primary focus is on expanding RBC Banking and RBC Investments, all business segments have priority areas they have targeted for expansion. RBC Banking generates solid, consistent returns and we believe we can apply the principles that have supported our success in Canada, including our strong customer relationship management and sales management capabilities, to the U.S. marketplace. While the performance of RBC Investments has been dampened by the weakness in the equity markets and resultant lower client trading volumes and asset values, the returns of this business have been strong during normal market conditions and its medium-to-long-term prospects are excellent given the significant intergenerational wealth transfer that will occur over the next decade. Given the substantial progress RBC Investments continues to make in reducing its cost base, we expect it will deliver strong results in the event of a sustained recovery in equity markets.

Cross-platform leverage

Cross-platform leverage involves working across our businesses and functions to grow revenues by sharing best practices and offering our broad array of products and services in an integrated fashion to our clients. It’s also about cutting costs by eliminating duplication that arises when businesses and functions operate autonomously. We have five strong business segments and a substantial client base. By working together and offering integrated services to our clients, we believe we have a tremendous opportunity to grow our business and operate more efficiently. There are a number of initiatives underway across the organization that are focused on this priority, including the RBC Investments Financial Planning initiative, under which RBC Investments is providing its expertise in compliance and investment products and RBC Banking is providing the client base, sales forces, business premises and sales effectiveness expertise.

     In this challenging environment, I want to assure you that we remain focused on taking actions that create value for our shareholders — watching our costs, maintaining a strong risk profile, deploying our capital judiciously and growing the business profitably.

     I look forward to reporting on our progress again next quarter.

Gordon M. Nixon
President & Chief Executive Officer

Performance compared to objectives

	2003 objectives	Six-month performance

1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of TSX Banks & Trusts Index (1)	1st quartile
• Share price/earnings:	1st quartile of TSX Banks & Trusts Index (1)	1st quartile (2)

Share price growth:	Above TSX Banks & Trusts Index (1)	Below the index

2. Earnings growth
Grow diluted earnings per share by:	10—15%	2%

3. Return on common equity (ROE) Achieve an ROE of:	17—19%	16.2%

4. Revenue growth Achieve revenue growth of:	5—8%	(3)%

5. Expense growth
Expense versus revenue:	Expense growth less than revenue growth	Expense growth (1)% and revenue growth (3)%

6. Portfolio quality
Achieve a ratio of specific provisions for credit losses to average loans, acceptances and reverse repurchase agreements (3):	.45—.55%	.38%
		.35% net of effect of credit derivatives (4)
7. Capital management
Capital ratios (3):	Maintain strong capital ratios	9.6% Tier 1 capital ratio
		12.8% Total capital ratio
		versus medium-term goals of 8—8.5% and 11—12%, respectively

Dividend payout ratio (5)	35—45%	39%

(1)	The TSX is discontinuing the TSX Banks & Trusts Index in May 2003 and replacing it with the S&P/TSX Composite Banks Index.

(2)	Computed by us on April 30, 2003, based on analysts’ average diluted earnings per share estimates for 2003.

(3)	Calculated based on our Canadian GAAP financial statements.

(4)	See discussion on page 9.

(5)	Common share dividends as a percentage of net income after preferred share dividends.

Our financial information is expressed in Canadian dollars and is prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 15—22. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial statements, is provided on pages 25—32. The management’s discussion and analysis which follows is based on financial information prepared in accordance with U.S. GAAP and would not read differently in any material respect based on the financial information prepared in accordance with Canadian GAAP, except as noted in the supplemental discussions on pages 4—7 and 9.

Management’s discussion & analysis

This portion of the Report to Shareholders provides a discussion and analysis of our financial condition and results of operations so as to enable a reader to assess material changes in financial condition and results of operations between January 31, 2003 and April 30, 2003. It also compares results of operations for the three-month period ended April 30, 2003, and the corresponding period in the preceding fiscal year, with an emphasis on the most recent three-month period. See the “Management’s Discussion and Analysis” (U.S. GAAP) contained on pages 21 to 66 of our 2002 Annual Report for discussions in respect of previous years.

Overview

Net income in the second quarter was $689 million, down $21 million or 3% from a year ago. Diluted earnings per share were $.99, down $.02 or 2%. Return on equity was 15.4%, compared to 16.8% a year ago. A 9% appreciation of the Canadian dollar relative to the U.S. dollar (to an average of US$.684 in the second quarter from an average of US$.630 a year ago) resulted in a lower translated value of U.S. dollar-denominated earnings and reduced net income by $15 million, diluted earnings per share by $.02 and return on equity by .4%. The movement of the Canadian dollar relative to other major currencies had minimal impact on the change in our earnings compared to a year ago. The effect of significant fluctuations in the value of the Canadian dollar compared to other currencies may continue to affect our reported results. For example, reported income from our U.S. operations would be adversely affected were the Canadian dollar to continue to strengthen against the U.S. dollar. At May 28, the Canadian dollar closed at US$.720.

     Net income from U.S. acquisitions (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) was $58 million, up from $35 million a year ago, primarily due to better results at RBC Dain Rauscher that more than offset the impact of currency movements.

     Six-month net income was $1,456 million, up $12 million from the same period a year ago and six-month diluted earnings per share were $2.10, up $.05 or 2%.

Supplemental discussion — Canadian GAAP

Net income was $697 million, up 3% from $677 million a year ago, and diluted earnings per share were $1.00, up 4% from $.96 a year ago. The majority of the difference in earnings under Canadian GAAP and U.S. GAAP in the second quarter compared to a year ago related to RBC Insurance, as discussed on page 6, and RBC Banking, as discussed on page 5.

Results by geographic segment

As shown in the table on the bottom of page 21, net income from Canadian operations was down $137 million, primarily due to a $75 million ($46 million after-tax) net gain on credit derivatives relating to two telecommunication sector accounts recorded in last year’s second quarter and lower earnings from capital markets sensitive businesses. In addition, the provision for credit losses in Canada increased by $30 million ($19 million after-tax) from the second quarter of last year despite a decline in our total provision for credit losses over the same period.

     Net income from U.S. operations increased by $79 million from a year ago to $85 million this quarter, reflecting a $139 million ($72 million after-tax) reduction in RBC Capital Market’s U.S. provision for credit losses and a $23 million increase in net income from U.S. acquisitions (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance), partially offset by lower revenues in our U.S. capital markets activities.

     Other international net income increased by $37 million due to strong results in our global credit products and international bond businesses within RBC Capital Markets.

Results by business segment

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are provided on page 21 (page 30 for Canadian GAAP).

     GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2002 Annual Report. Effective the first quarter of this year, we reduced the equity capital attributed to goodwill and intangibles risk, consistent with our capital attribution for other risk categories, to reflect the benefits of having diversified businesses and risks. This resulted in reductions in average common equity attributed to the

RBC Banking, RBC Investments and RBC Capital Markets segments. In the second quarter of 2003, average common equity attributed to RBC Banking was reduced by $100 million, largely due to lower credit risk, and the average common equity attributed to RBC Capital Markets was increased by $100 million, largely due to an increase in market risk, which was partially offset by a reduction in credit risk. The difference between RBC’s common equity and common equity attributed to our business segments is held in the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively, and affect other measures such as business segment ROE.

RBC Banking

	Q2/03 vs Q2/02		For the three months ended

			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$12	1%	$1,868	$1,856
Non-interest expense	$45	4%	$1,153	$1,108
Provision for credit losses	—	—	$158	$158
Net income	$(13)	(4)%	$349	$362
ROE		40bp	18.8%	18.4%
Average common equity	$(400)	(5)%	$7,400	$7,800

Net income was down $13 million or 4% from a year ago. Earnings from RBC Banking’s U.S. acquisitions (which include RBC Centura and its subsidiary, RBC Mortgage) were $39 million (US$27 million) compared to $42 million (US$26 million) a year ago, as the strengthening of the Canadian dollar relative to the U.S. dollar resulted in a $4 million reduction in the translated value of U.S. dollar-denominated earnings.

     RBC Banking’s revenues were up $12 million or 1% from the same period in 2002 as the benefits of higher mortgage, credit card, personal loan and deposit volumes were largely offset by a $32 million decline in the translated value of U.S. dollar-denominated revenues and lower spreads resulting from competitive domestic pricing pressures. Non-interest expense was up $45 million from a year ago, net of a $21 million reduction in expenses due to the strengthening of the Canadian dollar relative to the U.S. dollar from a year ago. The higher expenses were largely due to a $22 million increase in pension and post-retirement benefit costs, and higher salary expense largely attributable to the addition in the first quarter of 2003 of 450 personal banking account managers and financial services representatives in Canadian bank branches. Their main responsibility is to enhance customer service and provide clients with financial advice and a broad range of products and services.

     ROE increased 40 basis points from a year ago, principally reflecting a $400 million decline in average common equity attributed to this segment as described above.

     Six-month net income was $761 million, up $10 million or 1% from the same period a year ago. Net income from RBC Banking’s U.S. acquisitions was $99 million (US$66 million) compared to $100 million (US$63 million) in the first half of last year.

Supplemental discussion — Canadian GAAP

Net income was $358 million, down $2 million from a year ago. Net income reported under Canadian GAAP was $9 million higher than under U.S. GAAP, primarily due to a one-time difference in the timing of recognition of mortgage commitments in RBC Mortgage.

RBC Insurance

	Q2/03 vs Q2/02		For the three months ended

			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Premiums & deposits	$19	4%	$478	$459
Earned premiums	$(58)	(13)%	$380	$438
Fee revenue/other	$1	4%	$26	$25
Policy benefits	$58	19%	$(244)	$(302)
Acquisition costs	$11	14%	$(66)	$(77)

Non-interest revenue	$12	14%	$96	$84
Net interest income	$5	9%	$58	$53

Gross revenues	$17	12%	$154	$137
Non-interest expense	$5	5%	$98	$93
Net income	$8	17%	$56	$48
ROE		200bp	28.6%	26.6%
Average common equity	$100	14%	$800	$700

Net income increased $8 million or 17% from a year ago, largely due to improving performance in the home and auto insurance business and strong performance in the reinsurance business. Net Income at RBC Liberty Insurance was $7 million (US$5 million) compared to $8 million (US$5 million) a year ago due to a lower translated value of U.S. dollar-denominated earnings.

     Earned premiums decreased by $58 million due to a change in the mix of European life reinsurance contracts, which more than offset higher earned premiums in other businesses. The European life reinsurance contracts are renewed annually and the contracts written in 2003 carry lower premiums and acquisition costs, although approximately the same level of expected profitability as the contracts written in 2002.

     Non-interest expense increased by $5 million or 5% due to business volume growth. Domestic earned premiums grew by 10%, led by higher volumes of home and auto insurance.

     ROE increased by 200 basis points from a year ago, reflecting the higher net income.

     Six-month net income was $110 million, up 22% from the same period a year ago. RBC Liberty Insurance net income was $13 million (US$9 million) compared to $10 million (US$7 million) a year ago.

Supplemental discussion — Canadian GAAP

Net income increased by $23 million to $55 million in the second quarter, reflecting higher earnings in all business lines both in Canada and the U.S. RBC Liberty Insurance net income was $8 million (US$6 million), up from $.6 million (US$.4 million) a year ago.

     In the second quarter of 2003, net income reported under Canadian GAAP was $1 million lower than under U.S. GAAP, whereas in the second quarter of 2002, net income reported under Canadian GAAP was $16 million lower than under U.S. GAAP. The difference in earnings reported under Canadian GAAP as compared to U.S. GAAP was due to differences in accounting for life insurance premiums, investment income, acquisition costs and policy benefit liabilities.

     Six-month net income was $102 million, up $29 million or 40% from the same period a year ago. RBC Liberty Insurance net income was $11 million (US$7 million) compared to $(3) million (US$(2) million) a year ago.

RBC Investments

	Q2/03 vs Q2/02		For the three months ended

			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$(91)	(10)%	$828	$919
Non-interest expense	$(82)	(10)%	$731	$813
Net income	$(9)	(12)%	$69	$78
ROE		(40)bp	9.8%	10.2%
Average common equity	$(300)	(10)%	$2,700	$3,000

Net income was down $9 million or 12% from a year ago, largely due to continuing weak equities markets and lower client trading volumes and asset values.

     Notwithstanding these challenges, RBC Dain Rauscher’s net income increased to $12 million from a loss of $15 million a year ago, largely due to cost savings realized from the integration of Tucker Anthony Sutro in last year’s second quarter, a decline in retention compensation costs to $15 million from $24 million a year ago and continued strong results in its fixed income division. Retention compensation costs in this segment are expected to be approximately $65 million in 2003, down from $107 million in 2002.

     Revenues fell by $91 million or 10%, largely reflecting lower brokerage trading volumes and asset values and a $36 million reduction in the translated value of U.S. dollar-denominated revenues. However, expenses also fell by $82 million, or 10%, due to a $33 million reduction in the translated value of U.S. dollar-denominated expenses, lower variable compensation costs in the full-service brokerage operations reflecting reduced revenues, cost savings yielded from ongoing cost containment initiatives and lower retention compensation costs as mentioned above.

     ROE decreased by 40 basis points from a year ago, reflecting lower earnings offset in part by lower average common equity attributed to this segment, as discussed on page 6.

     Six-month net income was $173 million, up $7 million or 4% from the same period a year ago. RBC Dain Rauscher’s six-month net income was $27 million (US$19 million) up from $(23) million (US$(14) million) a year ago due to the factors described above.

RBC Capital Markets

	Q2/03 vs Q2/02		For the three months ended

			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$(46)	(7)%	$618	$664
Non-interest expense	$6	2%	$394	$388
Provision for credit losses	$(117)	(67)%	$58	$175
Net income	$2	2%	$97	$95
ROE		40bp	9.8%	9.4%
Average common equity	$100	3%	$4,000	$3,900

     Net income increased by $2 million or 2% from a year ago as higher revenues from the fixed income and foreign exchange businesses offset continued weak demand for investment banking and equity sales & trading services.

     The substantial declines in the provision for credit losses and revenues largely reflect the fact that second quarter 2002 results included a sizeable provision for credit losses relating to a telecommunication sector account that defaulted in last year’s second quarter and an $89 million gain on related credit derivatives recorded in non-interest revenue. There was also a $14 million credit derivative loss recorded in last year’s second quarter relating to a U.S. telecommunication company that defaulted in the third quarter of 2002, as mentioned on page 9. Excluding the net gain on credit derivatives of $75 million relating to accounts in default, revenues were up $29 million compared to a year ago. This increase reflects higher revenues from the fixed income and foreign exchange businesses, which more than offset lower revenues from equity sales & trading and investment banking activities and the impact of a $5.3 billion reduction in corporate loans outstanding (largely outside Canada) compared to a year ago. The reduction in the size of the corporate loan portfolio is consistent with our strategy of reducing exposure to loans with low returns and low strategic value.

     Non-interest expense increased by $6 million or 2% from a year ago.

     Dain Rauscher Wessels’ operations were fully integrated into RBC Capital Markets in the first quarter of 2002. Retention compensation costs associated with this acquisition were $3 million this quarter, down from $8 million a year ago, and are expected to be $17 million in 2003, down from $51 million in 2002.

     ROE increased by 40 basis points from a year ago, reflecting an increase in earnings this quarter offset in part by an additional $100 million of average common equity attributed to this segment for the reasons described on pages 4—5.

      For the six-month period, net income was $213 million, down $28 million or 12% from the same period a year ago.

Supplemental discussion — Canadian GAAP

Net income was $95 million, down $11 million or 10% from a year ago. Revenues fell by $66 million to $616 million from $682 million a year ago, reflecting a net gain on credit derivatives of $84 million, recorded in last year’s second quarter, relating to accounts in default. Excluding these gains, revenues were up $18 million for the reasons mentioned above.

RBC Global Services

	Q2/03 vs Q2/02		For the three months ended

			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$(1)	(1)%	$198	$199
Non-interest expense	$6	4%	$143	$137
Provision for credit losses	$(1)	(33)%	$2	$3
Net income	$(3)	(8)%	$37	$40
ROE		(390)bp	23.2%	27.1%
Average common equity	—	—	$600	$600

Net income was down $3 million, or 8%, from a year ago. Revenues were largely unchanged as increased revenue from the Treasury Management & Trade division and increased volume of business from the custody operations were offset by lower asset-based fees in light of the weaker equity markets.

     Expenses increased 4%, reflecting the increased level of business activity.

     ROE declined by 390 basis points to 23.2%, reflecting the above factors.

     For the six-month period, net income was $85 million, up $5 million, or 6% from the same period a year ago.

Other

	Q2/03 vs Q2/02		For the three months ended

			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Gross revenues	$(54)	(39)%	$83	$137
Non-interest expense	$15	75%	$(5)	$(20)
Net income	$(6)	(7)%	$81	$87
ROE		n.m.	14.9%	47.2%
Average common equity	$1,400	175%	$2,200	$800

n.m.	not meaningful

Net income was down $6 million from the same period a year ago.

     The decline in ROE largely reflects a significant increase in average common equity over the past year. Common equity in excess of that required to support the risks in our five business segments is held in the Other segment. A discussion of common equity attribution is provided on pages 4—5.

     For the six-month period, net income was $114 million, down $2 million or 2% from the same period a year ago.

Financial priority: revenue growth and diversification

Revenues

	Q2/03 vs Q2/02		For the three months ended

			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2003	2002

Net interest income	$(27)	(2)%	$1,696	$1,723
Non-interest revenue	$(136)	(6)%	$2,053	$2,189
Gross revenues	$(163)	(4)%	$3,749	$3,912

Total revenues were down $163 million or 4% from a year ago. This reflects a $75 million net gain on credit derivatives relating to two telecommunication sector accounts in default that was recorded in the second quarter of 2002, as discussed on page 9, and a $98 million decline in the translated value of U.S. dollar-denominated revenues. Excluding these two factors, revenues would have been up $10 million.

     Six-month revenues were down 3% from the same period a year ago, but excluding the two factors mentioned above, revenues were down 1% from the first half of 2002.

Net interest income

Net interest income was down $27 million or 2% from a year ago. The decline is attributable to RBC Capital Markets and principally reflects the impact of a $5.3 billion reduction in corporate loans outstanding (consistent with our strategy of reducing exposure to loans with low returns and low strategic value) and lower returns in our money market businesses due to unfavourable market conditions.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.74% from 1.90% a year ago, largely due to higher amounts and funding costs of low-interest-yielding assets such as securities and lower spreads resulting from competitive pricing pressures in domestic personal and commercial banking.

     Six-month net interest income was down 2% from the same period a year ago, and the six-month net interest margin was 1.77%, down from 1.96% in the first half of 2002, largely for the reasons mentioned above.

Non-interest revenue

Non-interest revenue was down $136 million or 6% from the second quarter of 2002, reflecting a $75 million net gain on credit derivatives, relating to two telecommunication sector accounts in default, that was recorded in the second quarter of 2002, as discussed on page 9, and a $68 million reduction in the translated value of U.S. dollar-denominated non-interest revenue.

     Trading revenues were up 25% due to higher returns in fixed income and foreign exchange businesses, insurance revenues up 22%, credit fees up 19%, mortgage banking revenue (which relates to mortgages originated in the U.S.) up 7%, deposit and payment service charges up 4% and card service revenues up 3%. Investment management and custodial fees were down 7%, foreign exchange revenues (other than trading) down 11%, mutual fund revenues down 12%, capital market fees (consisting of fees from full-service brokerage, discount brokerage and institutional business) down 16% and securitization revenues down 28%.

     Six-month non-interest revenue was down 4% from the same period a year ago, largely for the reasons mentioned above.

Financial priority: cost control

Non-interest expense

Non-interest expense declined $5 million from last year’s second quarter as a reduction of $82 million in RBC Investments was largely offset by increases in other segments. Most of the reduction in RBC Investments occurred at RBC Dain Rauscher as the result of a $31 million decline in the translated value of U.S. dollar-denominated expenses, cost savings realized from the integration of Tucker Anthony Sutro in last year’s second quarter and a decline in retention compensation costs and variable compensation costs. The reduction in the translated value of U.S. dollar-denominated non-interest expense reduced total non-interest expense by $74 million compared to a year ago.

     Total retention compensation costs (including those relating to Dain Rauscher Wessels) fell to $18 million this quarter from $32 million a year ago. Total retention compensation costs are expected to be $82 million in 2003, down from $158 million in 2002.

     In response to the weak capital markets environment and competitive pricing pressures, particularly in Canadian retail banking, each of our five business segments (and particularly RBC Investments, RBC Capital Markets and RBC Banking) is continuing to reduce discretionary spending to compensate for revenue shortfalls.

     Six-month non-interest expense decreased 1% from the same period a year ago. Excluding the impact of a stronger Canadian dollar relative to the U.S. dollar, six-month non-interest expense was up 1%.

Financial priority: strong credit quality

Nonaccrual loans

Nonaccrual loans were $2.2 billion at April 30, 2003, down $211 million from the end of the last quarter and down $366 million from a year ago. As shown in the table at the top of page 23, $191 million of the decrease occurred in the business and government loan portfolio, despite the classification as nonaccrual of a transportation account this quarter. A large part of the improvement was due to an energy account previously classified as nonaccrual that returned to accrual status this quarter. As a percentage of total loans and acceptances, nonaccrual loans were 1.22%, compared to 1.33% in the first quarter and 1.41% a year ago.

Provision for credit losses

	For the three months ended

	April 30	January 31	April 30
(C$ millions)	2003	2002	2002

U.S. GAAP
Allocated	$213	$202	$328
Unallocated	(2)	(2)	—

Total provision for credit losses	$211	$200	$328
Credit derivative gains (1)	—	(14)	(89)
Credit derivative losses (2)	—	—	14

Total provision for credit losses net of credit
Derivative gains/losses	$211	$186	$253

Canadian GAAP
Specific provisions	$211	$200	$328

General provision
Allocated	2	2	—
Unallocated	(2)	(2)	—

Total general provision	—	—	—
Total provision for credit losses	$211	$200	$328
Credit derivative gains (1)	—	(29)	(98)
Credit derivative losses (2)	—	—	14

Total provision for credit losses net of credit
Derivative gains/losses	$211	$171	$244

Average loans, acceptances and reverse repurchase agreements	$216,274	$220,271	$207,531
Specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.40%	0.36%	0.65%
Specific provision for credit losses net of credit derivative gains/losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.40%	0.31%	0.48%

(1)	Mark-to-market gains on derivatives purchased to hedge accounts that have been classified as nonaccrual/impaired (gains recorded in non-interest revenue/other income). The gain recorded in Q1/03 related to a European energy account that was classified as nonaccrual/ impaired in Q4/02 (the credit derivative settled in Q1/03). The gain recorded in Q2/02 relates to a telecommunication sector account that was classified as nonaccrual/impaired in Q2/02 (these credit derivatives settled in Q3/02).

(2)	Mark-to-market losses recorded in non-interest revenue/other income. We had provided credit protection through derivatives to counterparties in order to obtain exposure to a large U.S. telecommunication company. This company defaulted in Q3/02 and the related credit derivatives settled in Q4/02.

     As shown in the table to the left, the total provision for credit losses was $211 million, up $11 million from last quarter and down $117 million from a year ago. Included in the amount a year ago was a provision relating to a telecommunication sector account, classified as nonaccrual in last year’s second quarter, which was partially offset by $89 million in mark-to-market gains on related credit derivatives. We had also recorded a $14 million loss relating to derivatives which provided us exposure to a large U.S. telecommunication company. Net gains of $75 million on these credit derivatives were recorded in non-interest revenue in accordance with FAS 133. Management believes an analysis that nets credit derivative gains and losses on accounts in default against the provision for credit losses is useful since it reflects the full loss associated with such accounts and management considers such information when evaluating its credit exposures. Management also believes that investors may find this information useful in their assessment of our credit quality and risk management.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $228 million or .53% of average loans and acceptances, versus $346 million or .80% a year ago and $140 million or .31% in the first quarter of 2003.

Supplemental discussion — Canadian GAAP

As shown in the table to the left, the specific provision for credit losses was $211 million, up $11 million from last quarter and down $117 million from a year ago. Included in the amount a year ago was a provision relating to a telecommunication sector account, classified as impaired in last year’s second quarter, which was partially offset by $98 million in gains on related credit derivatives. We had also recorded a $14 million loss relating to derivatives which provided us exposure to a large U.S. telecommunication company. Net gains of $84 million on these credit derivatives were recorded in other income.

     Specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .40% this quarter compared to .36% in the first quarter (.31% in the first quarter if $29 million in credit derivative gains were netted against the provision for credit losses as shown in the table to the left) and .65% a year ago (.48% if $84 million in credit derivative gains were netted against the provision for credit losses).

     For the six-months to date, the specific provision for credit losses was $411 million or .38% of average loans, acceptances and reverse repurchase agreements (.35% if $29 million of credit derivative gains in the first quarter of this year were netted against the provision for credit losses).

Financial priority: balance sheet and capital management

Assets

Total assets were $398 billion at April 30, 2003, up $6 billion or 2% from January 31, 2003, and up $37 billion or 10% from April 30, 2002.

     Compared to January 31, 2003, cash resources were up $1.6 billion or 8%. Securities were up $5.0 billion or 5% largely due to an increase in trading securities. Loans (before allowance for loan losses) were down $.5 billion. Business and government loans were down $2.1 billion, reflecting our deliberate effort to reduce the size of our corporate loan portfolio, while residential mortgages were up $1 billion (after the securitization of $1.3 billion of residential mortgages during the quarter) and personal loans were up $.5 billion. Other assets were up $.6 billion. Other — other assets increased $1.3 billion and derivative-related amounts decreased $.2 billion.

     Compared to April 30, 2002, cash resources were up $2.1 billion or 11% and securities were up $14.2 billion or 16% due to an increase in trading securities and available for sale securities. Loans (before allowance for loan losses) were down $.3 billion. Business and government loans were down $5.7 billion, reflecting our deliberate effort to reduce the size of our corporate loan portfolio, while residential mortgages were up $4.3 billion (after the securitization of $4.7 billion of residential mortgages during the 12 months ended April 30, 2003) and credit cards balances were up $.9 billion. Other assets were up $17 billion, largely driven by a $15.2 billion increase in derivative-related amounts due to a decline in interest rates and higher interest rate swap volumes and also a $3.4 billion increase in Other — other assets.

     Other — other assets of $15.5 billion includes $743 million (US$518 million) of receivables and accrued interest due from Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank), relating to a derivative contract that is the subject of litigation with Rabobank, as discussed in Note 4 to the financial statements on page 20.

Deposits

Total deposits were $252 billion, up $2.9 billion or 1% from January 31, 2003, and up $13.8 billion or 6% from April 30, 2002. Interest-bearing deposits were up $14.3 billion or 7% from April 30, 2002, while non-interest-bearing deposits declined by $.5 billion or 2% from April 30, 2002.

Capital

Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. OSFI has formally established risk-based capital targets for deposit-taking institutions in Canada of 7% for the Tier 1 capital ratio and of 10% for the Total capital ratio.

     At April 30, 2003, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.6% versus 9.0% at April 30, 2002, while the Total capital ratio was 12.8%, up from 12.6% at April 30, 2002. Both ratios were above our medium-term (3—5 year) capital goals of 8—8.5% for Tier 1 capital and 11—12% for Total capital. Risk-adjusted assets of $165.7 billion at April 30, 2003, were down 1% from January 31, 2003 and down 2% from April 30, 2002.

     We repurchased 5.1 million common shares for approximately $293 million at an average price of $57.63 during the quarter. Under a normal course issuer bid on the Toronto Stock Exchange that commenced June 24, 2002 for a one-year period, we are permitted to repurchase up to 20 million shares. Since the commencement of this program to April 30, 2003, we have repurchased 15.8 million shares for $857 million, leaving a balance of 4.2 million shares that may be repurchased under the program.

Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at April 30, 2003, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 56, 57, 62 and 63 of our 2002 Annual Report and have not materially changed over the past quarter.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At April 30, 2003, our liquid assets and assets purchased under reverse repurchase agreements totalled $167 billion or 42% of total assets, up from $162 billion or 41% of total assets at January 31, 2003, and up from $147 billion or 41% of total assets at April 30, 2002. For the three months ended April 30, 2003, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $165 billion or 41% of total average assets, as compared to $166 billion or 42% last quarter and $146 billion or 39% a year ago. At April 30, 2003, securities and collateral of $55 billion were pledged, sold under repurchase agreements or obligations related to securities sold short. This is up from $51 billion at January 31, 2003, and $46 billion at April 30, 2002.

Market risk measures — trading activities

As outlined on pages 55 and 56 of our 2002 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially over the past quarter. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended April 30, 2003 and April 30, 2002, and indicates that the Global VAR amounts in the second quarter of 2003 were above the levels a year ago. This is due mainly to a model upgrade on June 1, 2002, that now captures corporate bond spread risk in the interest rate portfolios. The graphs below show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended April 30, 2003. There was one day with net trading losses during the second quarter.

Trading activities (1)

	For the three months ended April 30, 2003				For the three months ended April 30, 2002

(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low

Global VAR by major risk category
Equity	$8	$10	$7	$5	$9	$10	$8	$7
Foreign exchange and commodity	4	5	3	1	3	6	3	1
Interest rate	9	12	10	8	3	4	2	2
Global VAR (2)	$10	$19	$14	$10	$10	$12	$9	$7

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

DAILY NET TRADING REVENUE VERSUS GLOBAL TRADING VAR (C$ millions)	HISTOGRAM OF DAILY NET TRADING REVENUE (number of days)

Operating highlights

RBC Banking

RBC Banking enhanced the competitiveness of its Visa card offering by launching a new rewards program that provides Visa card clients with a greater opportunity to earn points and a broader range of reward options against which points earned may be applied. RBC Rewards™ consolidates and expands RBC Royal Bank’s three previous reward programs into one program for the Platinum Avion, Gold and Platinum Preferred, and Classic II Visa cards. RBC’s Platinum Avion credit card also became Canada’s first nationally available Visa card with an embedded microchip. Chip technology increases security and has the potential to provide a broad range of services as it becomes more widely available.

     RBC Mortgage entered into a marketing alliance in February with First United Bank, a subsidiary of United Banks of Colorado, under which this 11-branch bank will refer home mortgage and home equity loan clients to RBC Mortgage. RBC Banking also realigned the ownership of its U.S. mortgage businesses with RBC Mortgage Company, becoming a wholly owned subsidiary of RBC Centura Banks, Inc. and RBC Builder Finance becoming a division of RBC Centura Bank. These changes were made to enhance product and service cross-selling opportunities and to improve operational efficiency.

RBC Insurance

RBC Insurance and RBC Investments announced on May 1, 2003 that they acquired Business Men’s Assurance Company of America (BMA) and Jones & Babson Inc. from Generali Group, the Trieste, Italy-based insurer, for US$210 million. As acquired, the operations of BMA comprise an in-force block of approximately 135,000 traditional life insurance policies and annuities as well as a distribution network for variable insurance products.

     In March, Nissay SVA Life Insurance Co., Ltd. (Nissay SVA Life), a 50/50 joint venture of Nippon Life Insurance Company and the SVA Group Co., Ltd., licensed the Genelco Life+™ administration system from Genelco, a division of RBC Liberty Insurance, to support the provision of individual and annuity life insurance in the rapidly expanding Chinese insurance market. Once established, Nissay SVA Life will implement the Genelco Life+ system and its accompanying Web portal, Genelco LifeView™.

    RBC Insurance entered into an agreement with WestJet whereby WestJet clients can purchase RBC Insurance travel insurance products on-line through WestJet’s Web portal.

RBC Investments

RBC Investments consolidated its U.S. and Canadian investment advisory and consulting services under Wealth Management Services for North America. Wealth Management Services for North America provides investment advisory services for equities and fixed income securities, fee-based products, third-party mutual funds and consulting services covering financial planning, taxation and estates to the distribution channels of RBC Investments. The provision of this very important support function on a North American basis is an example of how we are working on a north-south basis within platforms to enhance efficiency and better leverage our capabilities.

     The full-service brokerage division recently expanded the tools available to its investment advisors to communicate with clients. The Advisor Centre was recently launched on DS Online, the secure Web site where clients can view account information, news and quotes. The Advisor Centre allows investment advisors to post personalized messages to clients. The full-service brokerage division also recently introduced a Web-marketing tool that enables investment advisors to develop their own personal Web site linked to rbcinvestments.com.

     The full-service brokerage division began implementing ClientLink, a contact and portfolio management application designed to enhance the efficiency of an investment advisor when managing client relationships and associated portfolios. By integrating existing systems and applications into the ClientLink application, ClientLink simplifies and integrates the investment advisors contact and portfolio management tools and in doing so improves service to the client.

RBC Capital Markets

RBC Capital Markets ranked number one for the three-month period ended March 31, 2003, both in number of deals and dollar value of equity raised in the North American energy equity market. The five Canadian and four U.S. transactions, totalling more than US$1.7 billion, represent a 65% share of this market for this period.

     RBC Capital Markets advised on a number of transactions that were announced or closed during the quarter. These included Fording Coal on its sale to a consortium, which included the Ontario Teachers’ Pension Plan, Sherritt, Teck/Cominco and Westshore Terminals (transaction valued at $2 billion), and the sale of 10% interest in Syncrude by Encana to Canadian Oil Sands Trust, valued at $1.1 billion.

     RBC Capital Markets continued to enhance the quality of its equity research with several high profile hires during the quarter. Progress on this front was evidenced by the firm’s ranking in The Wall Street Journal’s analyst survey that ranked the firm 14th out of 200 firms surveyed in North America and well ahead of its Canadian peers.

RBC Global Services

RBC Global Services expanded its mandate with Australian-based fund company, JBWere Investment Management (JBWere) to include the provision of global custody services in addition to domestic custody services. The broadening of this mandate increased assets under administration with JBWere by over $.5 billion to $2.7 billion.

     RBC Global Services was appointed as the custodian of the combined pension plans of the City of Saskatoon’s General employees, Fire and Protective Services employees and Police Services employees, adding approximately $.6 billion to assets under administration.

     RBC Global Services developed and implemented new systems and technologies with respect to anti-money laundering in connection with payments processing, and is working on several initiatives that will improve efficiencies and/or reduce systemic risk in the payments system including the development of a national cheque truncation system.

About Royal Bank of Canada

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest financial institution as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector customers through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements, included in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications, which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to our objectives for 2003, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on our behalf.

Information contained in or otherwise accessible through the Web sites mentioned in this report does not form a part of this report. All references in this release to Web sites are inactive textual references and are for your information only.

U.S. GAAP

Selected financial highlights (unaudited) (1)

			As at and for the three months ended					For the six months ended

	Change from					Change from
(C$ millions, except per share	April 30		April 30	January 31	April 30	April 30		April 30	April 30
and percentage amounts)	2002		2003	2003	2002	2002		2003	2002

Earnings
Net interest income	(2)%		$1,696	$1,803	$1,723	(2)%		$3,499	$3,583
Non-interest revenue	(6)		2,053	2,161	2,189	(4)		4,214	4,375
Gross revenues	(4)		3,749	3,964	3,912	(3)		7,713	7,958
Provision for credit losses	(36)		211	200	328	(33)		411	614
Non-interest expense	—		2,514	2,559	2,519	(1)		5,073	5,128
Net income	(3)		689	767	710	1		1,456	1,444
Return on common equity (2)	(140	)bp	15.4%	16.9%	16.8%	(70	)bp	16.2%	16.9%

Balance sheet information
Loans (before allowance for loan losses)	—		$170,117	$170,607	$170,457
Assets	10%		398,185	392,226	361,247
Deposits	6		251,566	248,631	237,751
Subordinated debentures	(6)		6,828	6,885	7,245
Common equity	4		17,612	17,765	16,936

Capital ratios (Canadian basis) (3)
Common equity to risk-adjusted assets	60	bp	10.6%	10.6%	10.0%
Tier 1 capital	60		9.6%	9.4%	9.0%
Total capital	20		12.8%	12.7%	12.6%
Capital ratios (U.S. basis) (4)
Common equity to risk-adjusted assets	70	bp	10.7%	10.6%	10.0%
Tier 1 capital	50		8.9%	8.8%	8.4%
Total capital	30		12.2%	12.1%	11.9%

Common share information
Shares outstanding (in thousands)
End of period	(2)%		662,427	666,439	673,860	(2)%		662,427	673,860
Average basic	(1)		664,634	666,006	673,751	(1)		665,331	674,114
Average diluted	(1)		671,991	674,035	680,336	(1)		673,023	679,962
Earnings per share
Basic	(2)%		$1.00	$1.12	$1.02	2%		$2.12	$2.07
Diluted	(2)		0.99	1.10	1.01	2		2.10	2.05
Share price
High (5)	5%		$59.91	$59.86	$57.07	5%		$59.91	$57.07
Low (5)	15		53.26	53.91	46.36	15		53.26	46.36
Close	9		59.80	55.30	54.97	9		59.80	54.97
Dividends per share	13		0.43	0.40	0.38	12		0.83	0.74
Book value per share — period end	6		26.59	26.66	25.13	6		26.59	25.13
Market capitalization ($ billions)	7		39.6	36.8	37.0	7		39.6	37.0

Number of:
Employees (full-time equivalent)	812		59,575	59,770	58,763
Automated banking machines	—		4,538	4,488	4,538
Service delivery units:
Canada	(9)		1,304	1,306	1,313
International	(25)		771	784	796

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Net income available to common shareholders as a percent of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(5)	Intraday high and low share prices.

U.S. GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2003	2003	2002	2002

Assets
Cash resources
Cash and due from banks	$2,669	$3,001	$2,534	$1,823
Interest-bearing deposits with banks	19,262	17,359	18,759	17,971

	21,931	20,360	21,293	19,794

Securities
Trading account (pledged — $5,000, $6,340, 6,558 and $4,697)	75,472	70,501	69,457	66,413
Available for sale	29,058	29,031	25,896	23,898

	104,530	99,532	95,353	90,311

Assets purchased under reverse repurchase agreements	37,087	37,874	35,831	33,373

Loans
Residential mortgage	74,431	73,417	72,842	70,118
Personal	32,451	31,956	31,956	32,292
Credit card	5,327	5,214	4,914	4,445
Business and government	57,908	60,020	61,811	63,602

	170,117	170,607	171,523	170,457
Allowance for loan losses	(2,226)	(2,267)	(2,203)	(2,338)

	167,891	168,340	169,320	168,119

Other
Customers’ liability under acceptances	7,088	7,292	8,051	8,484
Derivative-related amounts	37,127	37,300	31,250	21,963
Premises and equipment	1,570	1,612	1,639	1,570
Goodwill	4,844	5,095	5,040	4,933
Other intangibles	654	681	665	595
Other assets	15,463	14,140	13,490	12,105

	66,746	66,120	60,135	49,650

	$398,185	$392,226	$381,932	$361,247

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$22,652	$21,904	$23,222	$23,205
Interest-bearing	125,504	119,863	119,737	115,920
International
Non-interest-bearing	2,744	2,833	2,969	2,640
Interest-bearing	100,666	104,031	99,112	95,986

	251,566	248,631	245,040	237,751

Other
Acceptances	7,088	7,292	8,051	8,484
Obligations related to securities sold short	23,389	18,923	17,990	17,145
Obligations related to assets sold under repurchase agreements	22,104	23,387	21,109	22,240
Derivative-related amounts	37,365	38,433	32,737	23,392
Other liabilities	29,286	27,963	29,821	24,920

	119,232	115,998	109,708	96,181

Subordinated debentures	6,828	6,885	6,960	7,245

Non-controlling interest in subsidiaries	1,475	1,445	1,469	1,466

Shareholders’ equity
Capital stock
Preferred	1,472	1,502	1,515	1,668
Common (shares issued and outstanding — 662,427,105; 666,439,266; 665,257,068 and 673,859,766)	7,012	7,029	6,963	7,012
Contributed surplus	78	80	76	41
Retained earnings	11,053	10,910	10,473	10,019
Accumulated other comprehensive income	(531)	(254)	(272)	(136)

	19,084	19,267	18,755	18,604

	$398,185	$392,226	$381,932	$361,247

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2003	2003	2002	2003	2002

Interest income
Loans	$2,486	$2,617	$2,466	$5,103	$5,193
Trading account securities	464	496	467	960	951
Available for sale securities	272	300	287	572	580
Assets purchased under reverse repurchase agreements	184	192	129	376	291
Deposits with banks	95	111	107	206	257

	3,501	3,716	3,456	7,217	7,272

Interest expense
Deposits	1,339	1,433	1,282	2,772	2,803
Other liabilities	373	384	349	757	679
Subordinated debentures	93	96	102	189	207

	1,805	1,913	1,733	3,718	3,689

Net interest income	1,696	1,803	1,723	3,499	3,583
Provision for credit losses	211	200	328	411	614

	1,485	1,603	1,395	3,088	2,969

Non-interest revenue
Trading revenues	481	544	384	1,025	840
Capital market fees	397	400	471	797	976
Investment management and custodial fees	278	282	299	560	586
Deposit and payment service charges	261	279	250	540	504
Mutual fund revenues	161	169	183	330	365
Card service revenues	63	73	61	136	133
Mortgage banking revenues	59	70	55	129	128
Foreign exchange revenue, other than trading	59	67	66	126	133
Insurance revenues	84	65	69	149	125
Credit fees	63	63	53	126	114
Securitization revenues	41	34	57	75	89
Gain (loss) on sale of securities	48	(26)	13	22	14
Other	58	141	228	199	368

	2,053	2,161	2,189	4,214	4,375

Non-interest expense
Human resources	1,558	1,631	1,529	3,189	3,172
Occupancy	190	194	201	384	389
Equipment	199	184	180	383	366
Communications	193	178	200	371	387
Professional fees	106	113	83	219	186
Amortization of other intangibles	20	19	17	39	34
Other	248	240	309	488	594

	2,514	2,559	2,519	5,073	5,128

Net income before income taxes	1,024	1,205	1,065	2,229	2,216
Income taxes	304	410	329	714	719

Net income before non-controlling interest	720	795	736	1,515	1,497
Non-controlling interest in net income of subsidiaries	31	28	26	59	53

Net income	$689	$767	$710	$1,456	$1,444

Preferred share dividends	22	23	24	45	49

Net income available to common shareholders	$667	$744	$686	$1,411	$1,395

Average number of common shares (in thousands)	664,634	666,006	673,751	665,331	674,114
Earnings per share (in dollars)	$1.00	$1.12	$1.02	$2.12	$2.07
Average number of diluted common shares (in thousands)	671,991	674,035	680,336	673,023	679,962
Diluted earnings per share (in dollars)	$0.99	$1.10	$1.01	$2.10	$2.05

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2003	2003	2002	2003	2002

Preferred shares
Balance at beginning of period	$1,502	$1,515	$1,675	$1,515	$1,990
Redeemed for cancellation	—	—	—	—	(315)
Translation adjustment on shares denominated in foreign currency	(30)	(13)	(7)	(43)	(7)

Balance at end of period	1,472	1,502	1,668	1,472	1,668

Common shares
Balance at beginning of period	7,029	6,963	6,950	6,963	6,926
Issued	37	75	87	112	129
Issuance costs, net of related income taxes	—	—	(1)	—	(1)
Purchased for cancellation	(54)	(9)	(24)	(63)	(42)

Balance at end of period	7,012	7,029	7,012	7,012	7,012

Contributed surplus
Balance at beginning of period	80	76	37	76	33
Renounced stock appreciation rights, net of related income taxes	(2)	—	—	(2)	—
Stock options granted	—	4	4	4	8

Balance at end of period	78	80	41	78	41

Retained earnings
Balance at beginning of period	10,910	10,473	9,683	10,473	9,311
Net income	689	767	710	1,456	1,444
Preferred share dividends	(22)	(23)	(24)	(45)	(49)
Common share dividends	(285)	(267)	(256)	(552)	(500)
Premium paid on common shares purchased for cancellation	(239)	(40)	(94)	(279)	(184)
Issuance costs, net of related income taxes	—	—	—	—	(3)

Balance at end of period	11,053	10,910	10,019	11,053	10,019

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	214	208	70	214	70
Unrealized foreign currency translation gains and losses, net of hedging activities	(370)	(68)	(67)	(370)	(67)
Gains and losses on derivatives designated as cash flow hedges	(82)	(101)	(122)	(82)	(122)
Additional pension obligation	(293)	(293)	(17)	(293)	(17)

Balance at end of period	(531)	(254)	(136)	(531)	(136)

Shareholders’ equity at end of period	$19,084	$19,267	$18,604	$19,084	$18,604

Comprehensive income, net of related income taxes
Net income	$689	$767	$710	$1,456	$1,444
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	6	6	(115)	12	(120)
Change in unrealized foreign currency translation gains and losses	(785)	(155)	(71)	(940)	(138)
Impact of hedging unrealized foreign currency translation gains and losses	483	141	49	624	109
Change in gains and losses on derivatives designated as cash flow hedges	(6)	12	7	6	12
Reclassification to earnings of gains and losses on cash flow hedges	25	14	26	39	56

Total comprehensive income	$412	$785	$606	$1,197	$1,363

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2003	2003	2002	2003	2002

Cash flows from operating activities
Net income	$689	$767	$710	$1,456	$1,444
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	211	200	328	411	614
Depreciation	94	96	95	190	193
Amortization of other intangibles	20	19	17	39	34
Deferred income taxes	72	38	121	110	(85)
Gain on sale of premises and equipment	(3)	(5)	(12)	(8)	(25)
Gain on loan securitizations	(6)	—	(32)	(6)	(32)
Loss (gain) on sale of available for sale securities	(48)	26	(13)	(22)	(14)
Changes in operating assets and liabilities
Net change in accrued interest receivable and payable	37	48	(120)	85	(249)
Current income taxes	383	(124)	16	259	352
Derivative-related assets	173	(6,050)	4,768	(5,877)	6,679
Derivative-related liabilities	(1,068)	5,696	(3,892)	4,628	(6,056)
Trading account securities	(4,971)	(1,044)	(3,831)	(6,015)	(8,000)
Obligations related to securities sold short	4,466	933	330	5,399	1,108
Other	(456)	(2,505)	1,161	(2,961)	1,798

Net cash used in operating activities	(407)	(1,905)	(354)	(2,312)	(2,239)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(1,903)	1,400	(3,538)	(503)	(2,247)
Change in loans, net of loan securitizations	(1,101)	937	(2,055)	(164)	(798)
Proceeds from loan securitizations	308	—	748	308	748
Proceeds from sale of available for sale securities	3,760	3,367	4,277	7,127	7,599
Proceeds from maturity of available for sale securities	5,632	5,465	5,129	11,097	8,478
Purchases of available for sale securities	(8,342)	(11,251)	(7,399)	(19,593)	(17,060)
Net acquisitions of premises and equipment	(54)	(69)	(68)	(123)	(150)
Change in assets purchased under reverse repurchase agreements	787	(2,043)	(2,870)	(1,256)	2,497
Net cash used in acquisition of subsidiaries	—	(194)	—	(194)	—

Net cash used in investing activities	(913)	(2,388)	(5,776)	(3,301)	(933)

Cash flows from financing activities
Change in deposits — Canada	6,389	(1,192)	(737)	5,197	(1,433)
Change in deposits — International	(3,454)	3,914	2,216	460	3,497
Issue of subordinated debentures	—	—	—	—	635
Repayment of subordinated debentures	—	—	(60)	—	(101)
Redemption of preferred shares for cancellation	—	—	—	—	(315)
Issuance costs	—	—	(1)	—	(4)
Issue of common shares	35	71	82	106	110
Purchase of common shares for cancellation	(293)	(49)	(118)	(342)	(226)
Payment of dividends	(290)	(289)	(266)	(579)	(542)
Change in obligations related to assets sold under repurchase agreements	(1,283)	2,278	4,828	995	1,376
Change in short-term borrowings of subsidiaries	(116)	27	822	(89)	206

Net cash provided by financing activities	988	4,760	6,766	5,748	3,203

Net change in cash and due from banks	(332)	467	636	135	31
Cash and due from banks at beginning of period	3,001	2,534	1,187	2,534	1,792

Cash and due from banks at end of period	$2,669	$3,001	$1,823	$2,669	$1,823

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,748	$1,948	$2,020	$3,696	$4,361
Amount of income taxes paid in period	$417	$759	$208	$1,176	$400

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2002, on pages 72 to 75 in the 2002 Annual Report, except as noted below.

Guarantees

November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002 for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on our financial position or results of operations.

     In the normal course of business, we enter into numerous agreements that may contain features which meet the FIN 45 definition of a guarantee. FIN 45 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the amounts that could be lost under guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     The table below summarizes significant guarantees we have provided to third parties.

Maximum potential amount
of future payments

Backstop liquidity facilities	$21,496
Credit derivatives/written put options (1)	11,008
Financial standby letters of credit	10,017
Credit enhancements	4,379
Performance guarantees	3,392
Mortgage loans sold with recourse	824
Business acquisitions	65

(1)	The notional amount of the contract approximates maximum potential amount of future payments.

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when pre-determined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ duration can range up to one year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon. The carrying value accrued in the Consolidated balance sheet with respect to these facilities was $1.7 million at April 30, 2003.

     Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. FIN 45 defines guarantees to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client. We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party, a corporate or government entity, for their financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The term of these credit derivatives varies based on the contract and can range up to ten years. We enter into written put options that are contractual agreements under which we grant the purchaser, a corporate or government entity, the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity based contracts, and certain commodity based contracts. The term of these options varies based on the contract and can range up to five years. We have recorded $138 million in the Consolidated balance sheet with respect to these credit derivatives and written put options outstanding as at April 30, 2003.

     Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to four years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. The carrying value includes amounts representing deferred revenue to be recognized in income over the life of the contract. The carrying value recorded in the Consolidated balance sheet with respect to these guarantees was $30.4 million at April 30, 2003.

     We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and five years. The carrying value accrued in the Consolidated balance sheet with respect to these enhancements was $1.7 million at April 30, 2003.

     Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or default within 120 days. The mortgage loans are fully collateralized by residential properties. We have accrued $15.6 million in the Consolidated balance sheet with respect to the mortgage loans sold with recourse at April 30, 2003.

     In June 2002, we acquired the assets of Barclays Bank PLC’s private banking business in the Americas. Assets were purchased with an initial cash payment of approximately US$111 million. Additional consideration of US$45 million that is contingent upon the amount of business retained may be paid over the one-year period following the acquisition. We have not accrued an amount in the Consolidated balance sheet in respect to this item.

     In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counter-parties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Basis of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries after elimination of intercompany transactions and balances. Pursuant to FIN 46, described in more detail below, we also consolidate Variable Interest Entities created after January 31, 2003 where we are the entity’s Primary Beneficiary.

Consolidation of Variable Interest Entities

On January 17, 2003, the FASB issued Interpretation No. 46 — Consolidation of Variable Interest Entities (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 — Consolidated Financial Statements to those entities (defined as “Variable Interest Entities” (VIEs) and more commonly referred to as Special Purpose Entities (SPEs)) in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIE. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for VIEs created prior to February 1, 2003.

     We have performed a preliminary assessment under FIN 46 of VIEs as follows:

Securitization of client financial assets

We administer multi-seller asset-backed commercial paper conduit programs (“multi-sellers”), which purchase financial assets from our clients (totalling $23 billion as at April 30, 2003) and finance those purchases by issuing asset-backed commercial paper. The commercial paper is non-recourse to us (except through our participation

U.S. GAAP

in liquidity and/or credit enhancement facilities, as described below) and we have no rights to the assets owned by the multi-sellers. Clients utilize multi-sellers to diversify their financing sources and to reduce funding costs. We provide backstop liquidity facilities and partial credit enhancement to the multi-sellers, which were $22 billion and $4 billion, respectively as at April 30, 2003. These amounts are also included earlier in our disclosure on guarantees and represent our maximum possible exposure to loss. It is reasonably possible that unless the existing arrangements for these multi-sellers can be modified prior to the effective date of FIN 46, we will be required to consolidate them. We are assessing restructuring alternatives associated with these multi-sellers.

Asset management

We act as collateral manager for several Collateralized Debt Obligation (CDO) entities, which invest in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate debt. The notional amount of the CDOs we managed at the end of April 30, 2003 is US$988 million. We have an investment of US$9.5 million (which represents our maximum exposure to loss) in the first-loss tranche of a CDO with total assets of US$300 million as at April 30, 2003. We consolidate this CDO. We are currently evaluating all of our CDOs, specifically our decision-making ability as collateral manager, and it is possible that we may be the Primary Beneficiary under FIN 46.

Creation of investment products

We use repackaging entities, which generally transform credit derivatives into cash instruments, to distribute credit risk and create unique credit products to meet investors’ specific requirements. We may enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these entities as collateral for notes issued, which do not meet sale recognition criteria under FAS 140. As a result, these assets are accounted for on our Consolidated balance sheet in the amount of $1,188 million as at April 30, 2003. We retain all the economic risks and rewards of these assets. We held $340 million of the notes issued by these entities as at April 30, 2003. It is reasonably possible that we will have to consolidate some of these entities.

Securitization of our financial assets

We securitize our credit card loans through and sell mortgage-backed securities to SPEs. We do not expect to consolidate these SPEs under FIN 46 either because of a specific exemption from consolidation under FIN 46 or because we are not the Primary Beneficiary. (See Note 2 for our securitization activity this quarter.)

Mutual Funds

We sponsor several open-end mutual funds for clients to invest in, with assets of $56 billion as at April 30, 2003. We may provide the initial seed capital for these funds and are involved with their ongoing management and administration for which we earn a fee based on asset value. We do not guarantee either principal or returns to the investors in these funds. We have undertaken an extensive review of these with a view to ascertain the impact of FIN 46.

Compensation vehicles

We offer certain employees stock-based compensation plans, some of which are funded through trusts. These trusts hold our common shares until they vest and are distributed to the employees. We may have a variable interest primarily as a result of shares that are forfeited or that do not vest. In addition, we offer certain employees co-investment opportunities in investment portfolios, primarily as staff retention vehicles. We may provide loans to employees for co-investment purposes, some of which may be non-recourse. These co-investment vehicles had total assets of $207 million and our maximum exposure to loss amounted to $68 million as at April 30, 2003. It is reasonably possible that some of these entities may be VIEs and consolidated under FIN 46, unless restructured.

     We are involved in various capacities — such as lender, derivative counterparty, investor, manager, trustee — with several other entities that may potentially be VIEs. These include entities set up for or by clients for structured finance, securitization and other purposes. We have undertaken an extensive review of these with a view to ascertain the impact of FIN 46.

Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002 resulting in additional compensation expense of $1.4 million this quarter for stock options granted this year. The fair value of these options was determined to be $11.60 using an option pricing model with the following assumptions: (i) risk-free interest rate of 4.61%, (ii) expected option life of 6 years, (iii) expected volatility of 20% and (iv) expected dividends of 2.95%.

     We have provided pro forma disclosure, which demonstrates the effect of the fair value method on awards granted before November 1, 2002, as indicated below:

Pro forma net income and earnings per share

	As reported,					Pro forma,

	for the three months ended			for the six months ended		for the three months ended			for the six months ended

	April 30	January 31	April 30	April 30	April 30	April 30	January 31	April 30	April 30	April 30
	2003	2003	2002	2003	2002	2003	2003	2002	2003	2002

Net Income	$689	$767	$710	$1,456	$1,444	$676	$757	$684	$1,433	$1,411
Earnings per share	1.00	1.12	1.02	2.12	2.07	0.98	1.10	0.98	2.09	2.02
Diluted earnings per share	0.99	1.10	1.01	2.10	2.05	0.98	1.09	0.97	2.07	2.01

Future accounting changes

FASB has recently issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities and FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, except in certain circumstances. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are assessing the impact of these accounting standards.

Note 2 Securitizations

During the quarter, we securitized $1.3 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $310 million of those securities. We received net cash proceeds of $308 million and retained the rights to future excess interest of $8 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $6 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale.

Note 3 Significant capital transactions

On February 28, 2003, we announced our intention to redeem for cash all of the issued and outstanding Non-cumulative First Preferred Shares Series J amounting to $300 million and US$ Non-cumulative First Preferred Shares Series K amounting to US$250 million. The redemption takes place on May 26, 2003.

     During the quarter, we repurchased 5,073,837 common shares under our normal course issuer bid at an average price of $57.63. Since the inception of the bid in June 2002, we repurchased 15,777,737 common shares at an average price of $54.25.

Note 4 Contingencies

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. At present, both the New York and the London actions are proceeding. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material.

Note 5 Subsequent Event

Acquisition of Business Men’s Assurance Company of America

On May 1, 2003, RBC Insurance acquired the outstanding common shares of Business Men’s Assurance Company of America (BMA) from Generali Group, the Trieste, Italy-based insurer. Immediately prior to the acquisition, BMA transferred its existing reinsurance operations, including all reinsurance related assets and liabilities, to an affiliate and those operations remain owned by Generali Group. As acquired, BMA’s operations consist of an in-force block of approximately 135,000 traditional life insurance policies and annuities as well as a distribution network for variable insurance products. In a related transaction, RBC Dain Rauscher acquired BMA’s mutual fund company, Jones & Babson Inc. The results of the acquisitions will be included in our consolidated financial statements effective May 1, 2003.

     The acquisitions had a purchase price of approximately US$210 million, including direct expenses, and will be accounted for using the purchase method. We do not anticipate any significant goodwill related to the acquisition of BMA. RBC Dain Rauscher will record goodwill totalling approximately US$13 million from the acquisition of Jones & Babson Inc.

U.S. GAAP

Note 6 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	03	03	02	03	03	02	03	03	02	03	03	02

Net interest income	$1,352	$1,394	$1,339	$58	$67	$53	$107	$116	$86	$103	$109	$141
Non-interest revenue	516	565	517	96	88	84	721	768	833	515	578	523

Gross revenues	1,868	1,959	1,856	154	155	137	828	884	919	618	687	664
Provision for credit losses	158	130	158	—	—	—	—	—	(1)	58	77	175
Non-interest expense	1,153	1,178	1,108	98	101	93	731	725	813	394	426	388
Income taxes and non-controlling interest	208	239	228	—	—	(4)	28	55	29	69	68	6

Net income	$349	$412	$362	$56	$54	$48	$69	$104	$78	$97	$116	$95

	RBC Global Services			Other			Total

	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	03	03	02	03	03	02	03	03	02

Net interest income	$36	$45	$33	$40	$72	$71	$1,696	$1,803	$1,723
Non-interest revenue	162	167	166	43	(5)	66	2,053	2,161	2,189

Gross revenues	198	212	199	83	67	137	3,749	3,964	3,912
Provision for credit losses	2	—	3	(7)	(7)	(7)	211	200	328
Non-interest expense	143	144	137	(5)	(15)	(20)	2,514	2,559	2,519
Income taxes and non-controlling interest	16	20	19	14	56	77	335	438	355

Net income	$37	$48	$40	$81	$33	$87	$689	$767	$710

b) Quarterly earnings by geographic segment

	April 30				January 31				April 30
	2003				2003				2002

	Canada	U.S. (2)	Other Int'l	Total	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total

Net interest income	$1,279	$333	$84	$1,696	$1,404	$347	$52	$1,803	$1,332	$297	$94	$1,723
Non-interest revenue	1,057	687	309	2,053	1,028	780	353	2,161	1,203	729	257	2,189

Gross revenues	2,336	1,020	393	3,749	2,432	1,127	405	3,964	2,535	1,026	351	3,912
Provision for credit losses	181	13	17	211	103	41	56	200	151	152	25	328
Non-interest expense	1,442	867	205	2,514	1,428	911	220	2,559	1,425	892	202	2,519
Income taxes and non-controlling interest	262	55	18	335	363	66	9	438	371	(24)	8	355

Net income	$451	$85	$153	$689	$538	$109	$120	$767	$588	$6	$116	$710

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	During the quarter U.S. segment results include Net income of $58 million from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty).

U.S. GAAP

c) Six-month earnings by business segment

	RBC Banking		RBC Insurance		RBC Investments		RBC Capital Markets

	2003	2002	2003	2002	2003	2002	2003	2002

Net interest income	$2,746	$2,766	$125	$104	$223	$184	$212	$319
Non-interest revenue	1,081	1,061	184	165	1,489	1,686	1,093	1,066

Gross revenues	3,827	3,827	309	269	1,712	1,870	1,305	1,385
Provision for credit losses	288	359	—	—	—	(2)	135	272
Non-interest expense	2,331	2,250	199	187	1,456	1,641	820	806
Income taxes and non-controlling interest	447	467	—	(8)	83	65	137	66

Net income	$761	$751	$110	$90	$173	$166	$213	$241

	RBC Global Services		Other		Total

	2003	2002	2003	2002	2003	2002

Net interest income	$81	$67	$112	$143	$3,499	$3,583
Non-interest revenue	329	326	38	71	4,214	4,375

Gross revenues	410	393	150	214	7,713	7,958
Provision for credit losses	2	5	(14)	(20)	411	614
Non-interest expense	287	271	(20)	(27)	5,073	5,128
Income taxes and non-controlling interest	36	37	70	145	773	772

Net income	$85	$80	$114	$116	$1,456	$1,444

d) Six-month earnings by geographic segment

	April 30				April 30
	2003				2002

	Canada	U.S. (2)	Other Int'l	Total	Canada	U.S.	Other Int'l	Total

Net interest income	$2,683	$680	$136	$3,499	$2,754	$590	$239	$3,583
Non-interest revenue	2,085	1,467	662	4,214	2,319	1,536	520	4,375

Gross revenues	4,768	2,140	798	7,713	5,073	2,126	759	7,958
Provision for credit losses	284	54	73	411	303	283	28	614
Non-interest expense	2,870	1,778	425	5,073	2,893	1,831	404	5,128
Income taxes and non-controlling interest	625	121	27	773	763	(27)	36	772

Net income	$989	$194	$273	$1,456	$1,114	$39	$291	$1,444

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	During the six month period ended April 30, 2003, U.S. segment results include Net income of $139 million from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty).

U.S. GAAP

Appendix: Credit related information (unaudited) (1)

Nonaccrual loans (2)

	April 30	January 31	October 31	July 31	April 30
(C$ millions, except percentage amounts)	2003	2003	2002	2002	2002

Nonaccrual loans
Residential mortgage	$132	$132	$131	$149	$154
Personal	273	293	306	310	317
Business and government	1,758	1,949	1,851	1,912	2,058

Total	$2,163	$2,374	$2,288	$2,371	$2,529

Nonaccrual loans as a % of related loans and acceptances
Residential mortgage	0.18%	0.18%	0.18%	0.21%	0.22%
Personal	0.84%	0.92%	0.96%	0.96%	0.98%
Business and government	2.70%	2.90%	2.65%	2.67%	2.85%

Total	1.22%	1.33%	1.27%	1.32%	1.41%

Allowance for credit losses

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2003	2003	2002	2003	2002

Allowance at beginning of period	$2,376	$2,314	$2,459	$2,314	$2,392
Provision for credit losses	211	200	328	411	614
Charge-offs
Residential mortgage	(2)	(1)	(3)	(3)	(6)
Personal	(114)	(80)	(109)	(194)	(216)
Credit card	(51)	(43)	(44)	(94)	(89)
Business and government	(102)	(62)	(232)	(164)	(357)

	(269)	(186)	(388)	(455)	(668)
Recoveries
Personal	16	17	19	33	35
Credit card	8	9	9	17	19
Business and government	17	20	14	37	34

	41	46	42	87	88

Net charge-offs	(228)	(140)	(346)	(368)	(580)
Acquisition of Admiralty Bancorp, Inc.	—	8	—	8	—
Adjustments	(24)	(6)	11	(30)	26

Allowance at end of period	$2,335	$2,376	$2,452	$2,335	$2,452

Net charge-offs (excluding LDCs) as a % of average loans and acceptances	0.53%	0.31%	0.80%	0.42%	0.66%
Net charge-offs as a % of average loans and acceptances	0.53%	0.31%	0.80%	0.42%	0.66%
Allocation of allowance
Residential mortgage	$37	$40	$47	$37	$47
Personal	450	467	475	450	475
Credit card	152	152	152	152	152
Business and government	1,453	1,469	1,541	1,453	1,541

Allocated allowance	2,092	2,128	2,215	2,092	2,215
Unallocated allowance	243	248	237	243	237

Total	$2,335	$2,376	$2,452	$2,335	$2,452

Composition of allowance
Allocated specific	$922	$954	$1,010	$922	$1,010
Allocated country risk	—	—	30	—	30
Allocated general	1,170	1,174	1,175	1,170	1,175

Total allocated allowance	2,092	2,128	2,215	2,092	2,215
Unallocated allowance	243	248	237	243	237

Total	$2,335	$2,376	$2,452	$2,335	$2,452

Consisting of:
Allowance for loan losses	$2,226	$2,267	$2,338	$2,226	$2,338
Allowance for off-balance sheet and other items	109	109	109	109	109
Allowance for tax-exempt securities	—	—	5	—	5

Total	$2,335	$2,376	$2,452	$2,335	$2,452

Allowance for loan losses as a % of loans and acceptances	1.3%	1.3%	1.3%	1.3%	1.3%
Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	1.0%	1.1%	1.1%	1.0%	1.1%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio), excluding LDCs	103%	95%	93%	103%	93%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Nonaccrual loans are reported on a gross basis.

Canadian GAAP

Selected financial highlights (unaudited) (1)

		As at and for the three months ended				For the six months ended

	Change from				Change from
($ millions, except per share	April 30	April 30	January 31	April 30	April 30	April 30	April 30
and percentage amounts)	2002	2003	2003	2002	2002	2003	2002

Earnings
Net interest income	(3)%	$1,691	$1,790	$1,737	(3)%	$3,481	$3,595
Other income	(3)	2,123	2,247	2,192	(1)	4,370	4,415
Gross revenues	(3)	3,814	4,037	3,929	(2)	7,851	8,010
Provision for credit losses	(36)	211	200	328	(33)	411	614
Non-interest expense	(1)	2,560	2,610	2,583	(1)	5,170	5,239
Net income	3	697	779	677	6	1,476	1,399
Return on common equity (2)	(30)bp	15.7%	17.1%	16.0%	(10)bp	16.4%	16.5%

Balance sheet information
Loans (net of allowance for loan losses)	—	$167,835	$168,275	$168,069
Assets	10%	392,088	389,804	356,317
Deposits	6	251,155	248,173	235,878
Subordinated debentures	(8)	6,474	6,571	7,025
Common equity	4	17,575	17,743	16,872

Capital ratios (3)
Common equity to risk-adjusted assets	60 bp	10.6%	10.6%	10.0%
Tier 1 capital	60	9.6%	9.4%	9.0%
Total capital	20	12.8%	12.7%	12.6%

Common share information
Shares outstanding (in thousands)
End of period	(2)%	662,427	666,439	673,860	(2)%	662,427	673,860
Average basic	(1)	664,634	666,006	673,751	(1)	665,331	674,114
Average diluted	(1)	671,398	673,400	678,751	(1)	672,409	679,240
Earnings per share
Basic	4%	$1.01	$1.14	$0.97	8%	$2.15	$2.00
Diluted	4	1.00	1.12	0.96	7	2.13	1.99
Share price
High (4)	5%	$59.91	$59.86	$57.07	5%	$59.91	$57.07
Low (4)	15	53.26	53.91	46.36	15	53.26	46.36
Close	9	59.80	55.30	54.97	9	59.80	54.97
Dividends per share	13	0.43	0.40	0.38	12	0.83	0.74
Book value per share — period end	6	26.53	26.62	25.04	6	26.53	25.04
Market capitalization ($ billions)	7	39.6	36.8	37.0	7	39.6	37.0

Number of:
Employees (full-time equivalent)	812	59,575	59,770	58,763
Automated banking machines	—	4,538	4,488	4,538
Service delivery units:
Canada	(9)	1,304	1,306	1,313
International	(25)	771	784	796

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Net income available to common shareholders as a percent of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Intraday high and low share prices.

Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	April 30	January 31	October 31	April 30
($ millions)	2003	2003	2002	2002

Assets
Cash resources
Cash and due from banks	$2,669	$3,001	$2,534	$1,823
Interest-bearing deposits with banks	19,291	17,387	18,789	17,991

	21,960	20,388	21,323	19,814

Securities
Trading account (pledged — $5,000, $6,340, $6,558 and $4,697)	75,797	71,696	68,328	64,235
Investment account	28,297	28,288	25,078	23,319
Loan substitute	382	372	394	417

	104,476	100,356	93,800	87,971

Assets purchased under reverse repurchase agreements	37,087	37,874	35,831	33,373

Loans
Residential mortgage	74,429	73,415	72,840	70,116
Personal	32,451	31,956	31,956	32,292
Credit card	5,327	5,214	4,914	4,445
Business and government	57,854	59,957	61,751	63,554

	170,061	170,542	171,461	170,407
Allowance for loan losses	(2,226)	(2,267)	(2,203)	(2,338)

	167,835	168,275	169,258	168,069

Other
Customers’ liability under acceptances	7,088	7,292	8,051	8,484
Derivative-related amounts	36,084	36,716	30,258	20,965
Premises and equipment	1,583	1,627	1,653	1,581
Goodwill	4,808	5,059	5,004	4,900
Other intangibles	654	681	665	595
Other assets	10,513	11,536	11,113	10,565

	60,730	62,911	56,744	47,090

	$392,088	$389,804	$376,956	$356,317

Liabilities and shareholders’ equity
Deposits
Personal	$105,845	$105,293	$101,892	$99,990
Business and government	122,638	114,894	119,591	115,290
Bank	22,672	27,986	22,003	20,598

	251,155	248,173	243,486	235,878

Other
Acceptances	7,088	7,292	8,051	8,484
Obligations related to securities sold short	22,254	19,489	19,110	16,360
Obligations related to assets sold under repurchase agreements	22,104	23,387	21,109	22,240
Derivative-related amounts	36,795	38,099	32,137	22,806
Other liabilities	25,666	26,073	26,197	23,487

	113,907	114,340	106,604	93,377

Subordinated debentures	6,474	6,571	6,614	7,025

Non-controlling interest in subsidiaries	1,475	1,445	1,469	1,466

Shareholders’ equity
Capital stock
Preferred	1,502	1,532	1,545	1,699
Common (shares issued and outstanding — 662,427,105; 666,439,266; 665,257,068 and 673,859,766)	7,030	7,046	6,979	7,027
Contributed surplus	80	81	78	41
Retained earnings	10,465	10,616	10,181	9,804

	19,077	19,275	18,783	18,571

	$392,088	$389,804	$376,956	$356,317

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
($ millions)	2003	2003	2002	2003	2002

Interest income
Loans	$2,486	$2,617	$2,466	$5,103	$5,193
Securities	736	796	754	1,532	1,531
Assets purchased under reverse repurchase agreements	184	192	129	376	291
Deposits with banks	95	112	107	207	257

	3,501	3,717	3,456	7,218	7,272

Interest expense
Deposits	1,339	1,433	1,282	2,772	2,803
Other liabilities	378	398	335	776	667
Subordinated debentures	93	96	102	189	207

	1,810	1,927	1,719	3,737	3,677

Net interest income	1,691	1,790	1,737	3,481	3,595
Provision for credit losses	211	200	328	411	614

	1,480	1,590	1,409	3,070	2,981

Other income
Trading revenues	481	544	384	1,025	840
Capital market fees	397	400	471	797	976
Investment management and custodial fees	278	282	299	560	586
Deposit and payment service charges	261	279	250	540	504
Mutual fund revenues	161	169	183	330	365
Card service revenues	113	124	109	237	230
Insurance revenues	95	76	54	171	121
Mortgage banking revenues	78	69	53	147	126
Foreign exchange revenue, other than trading	59	67	69	126	138
Credit fees	63	63	53	126	114
Securitization revenues	41	34	58	75	91
Gain (loss) on sale of securities	42	(10)	14	32	11
Other	54	150	195	204	313

	2,123	2,247	2,192	4,370	4,415

Non-interest expense
Human resources	1,574	1,641	1,566	3,215	3,220
Occupancy	192	196	203	388	393
Equipment	218	201	195	419	399
Communications	196	180	203	376	393
Professional fees	106	113	83	219	186
Amortization of other intangibles	20	19	17	39	34
Other	254	260	316	514	614

	2,560	2,610	2,583	5,170	5,239

Net income before income taxes	1,043	1,227	1,018	2,270	2,157
Income taxes	315	420	315	735	705

Net income before non-controlling interest	728	807	703	1,535	1,452
Non-controlling interest in net income of subsidiaries	31	28	26	59	53

Net income	$697	$779	$677	$1,476	$1,399

Preferred share dividends	22	23	24	45	49

Net income available to common shareholders	$675	$756	$653	$1,431	$1,350

Average number of common shares (in thousands)	664,634	666,006	673,751	665,331	674,114
Earnings per share (in dollars)	$1.01	$1.14	$0.97	$2.15	$2.00
Average number of diluted common shares (in thousands)	671,398	673,400	678,751	672,409	679,240
Diluted earnings per share (in dollars)	$1.00	$1.12	$0.96	$2.13	$1.99

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
($ millions)	2003	2003	2002	2003	2002

Preferred shares
Balance at beginning of period	$1,532	$1,545	$1,706	$1,545	$2,024
Redeemed for cancellation	—	—	—	—	(318)
Translation adjustment on shares denominated in foreign currency	(30)	(13)	(7)	(43)	(7)

Balance at end of period	1,502	1,532	1,699	1,502	1,699

Common shares
Balance at beginning of period	7,046	6,979	6,964	6,979	6,940
Issued	38	76	87	114	129
Purchased for cancellation	(54)	(9)	(24)	(63)	(42)

Balance at end of period	7,030	7,046	7,027	7,030	7,027

Contributed surplus
Balance at beginning of period	81	78	37	78	33
Renounced stock appreciation rights, net of related income taxes	(1)	(1)	—	(2)	—
Stock options granted	—	4	4	4	8

Balance at end of period	80	81	41	80	41

Retained earnings
Balance at beginning of period	10,616	10,181	9,524	10,181	9,168
Net income	697	779	677	1,476	1,399
Preferred share dividends	(22)	(23)	(24)	(45)	(49)
Common share dividends	(285)	(267)	(256)	(552)	(500)
Premium paid on common shares purchased for cancellation	(239)	(40)	(94)	(279)	(184)
Issuance costs, net of related income taxes	—	—	(1)	—	(1)
Change in unrealized foreign currency translation gains and losses	(785)	(155)	(71)	(940)	(138)
Impact of hedging unrealized foreign currency translation gains and losses, net of related income taxes	483	141	49	624	109

Balance at end of period	10,465	10,616	9,804	10,465	9,804

Shareholders’ equity at end of period	$19,077	$19,275	$18,571	$19,077	$18,571

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
($ millions)	2003	2003	2002	2003	2002

Cash flows from operating activities
Net income	$697	$779	$677	$1,476	$1,399
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	211	200	328	411	614
Depreciation	100	101	96	201	194
Amortization of other intangibles	20	19	17	39	34
Deferred income taxes	57	45	132	102	(56)
Gain on sale of premises and equipment	(3)	(5)	(12)	(8)	(25)
Gain on loan securitizations	(6)	—	(32)	(6)	(32)
Loss (gain) on sale of investment account securities	(42)	10	(14)	(32)	(11)
Changes in operating assets and liabilities
Net change in accrued interest receivable and payable	42	11	(196)	53	(299)
Current income taxes	383	(124)	16	259	352
Derivative-related assets	632	(6,458)	4,541	(5,826)	6,275
Derivative-related liabilities	(1,304)	5,962	(3,590)	4,658	(5,840)
Trading account securities	(4,101)	(3,368)	(3,498)	(7,469)	(6,043)
Obligations related to securities sold short	2,765	379	(597)	3,144	(83)
Other	107	(514)	1,689	(407)	876

Net cash used in operating activities	(442)	(2,963)	(443)	(3,405)	(2,645)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(1,904)	1,402	(3,543)	(502)	(2,248)
Change in loans, net of loan securitizations	(1,110)	940	(2,058)	(170)	(537)
Proceeds from loan securitizations	308	—	748	308	748
Proceeds from sale of investment account securities	3,576	3,371	4,278	6,947	7,573
Proceeds from maturity of investment account securities	5,632	5,455	5,129	11,087	8,478
Purchases of investment account securities	(8,146)	(11,304)	(7,530)	(19,450)	(17,268)
Change in loan substitute securities	(10)	22	(2)	12	21
Net acquisitions of premises and equipment	(58)	(75)	(74)	(133)	(158)
Change in assets purchased under reverse repurchase agreements	787	(2,043)	(2,870)	(1,256)	2,497
Net cash used in acquisition of subsidiaries	—	(194)	—	(194)	—

Net cash used in investing activities	(925)	(2,426)	(5,922)	(3,351)	(894)

Cash flows from financing activities
Change in deposits	2,982	3,818	1,714	6,800	2,431
Issue of subordinated debentures	—	—	—	—	635
Repayment of subordinated debentures	—	—	(60)	—	(101)
Redemption of preferred shares for cancellation	—	—	—	—	(318)
Issuance costs	—	—	(1)	—	(1)
Issue of common shares	35	71	82	106	110
Purchase of common shares for cancellation	(293)	(49)	(118)	(342)	(226)
Payment of dividends	(290)	(289)	(266)	(579)	(542)
Change in obligations related to assets sold under repurchase agreements	(1,283)	2,278	4,828	995	1,376
Change in short-term borrowings of subsidiaries	(116)	27	822	(89)	206

Net cash provided by financing activities	1,035	5,856	7,001	6,891	3,570

Net change in cash and due from banks	(332)	467	636	135	31
Cash and due from banks at beginning of period	3,001	2,534	1,187	2,534	1,792
Cash and due from banks at end of period	$2,669	$3,001	$1,823	$2,669	$1,823

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,748	$1,948	$2,020	$3,696	$4,361
Amount of income taxes paid in period	$417	$759	$208	$1,176	$400

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2002 on pages 72A to 75A in the 2002 Annual Report, except as noted below.

Hedging relationships

We early adopted Accounting Guideline 13, Hedging Relationships (AcG 13), effective November 1, 2002, the details of which can be found on page 75A of our Annual Report 2002. Non-trading derivatives that did not qualify for hedge accounting under AcG 13 were recorded at fair value on the balance sheet on November 1, 2002. This resulted in assets and liabilities increasing by $428 million and $395 million respectively on adoption. The resulting transition gain of $33 million is being recognized in income as the original hedged item affects net income.

Stock-based compensation

We adopted the fair value method of accounting recommended in CICA 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002 resulting in additional compensation expense of $1.4 million this quarter for stock options granted this year. The fair value of these options was determined to be $11.60 using an option pricing model with the following assumptions: (i) risk-free interest rate of 4.61%, (ii) expected option life of 6 years, (iii) expected volatility of 20% and (iv) expected dividends of 2.95%.

     We have provided pro forma disclosure, which demonstrates the effect of the fair value method on awards granted before November 1, 2002, as indicated below:

Pro forma net income and earnings per share

	As reported,					Pro forma,

	for the three months ended			for the six months ended		for the three months ended			for the six months ended

	April 30	January 31	April 30	April 30	April 30	April 30	January 31	April 30	April 30	April 30
	2003	2003	2002	2003	2002	2003	2003	2002	2003	2002

Net Income	$697	$779	$677	$1,476	$1,399	$688	$770	$670	$1,458	$1,384
Earnings per share	1.01	1.14	0.97	2.15	2.00	1.00	1.12	0.96	2.12	1.98
Diluted earnings per share	1.00	1.12	0.96	2.13	1.99	0.99	1.11	0.95	2.11	1.97

Guarantees

In January 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees (AcG 14), which clarifies disclosure requirements for certain guarantees. The effective date is for financial statements of interim and annual periods beginning on or after January 1, 2003. The adoption of AcG 14 did not have a significant impact on our financial position or results of operations.

     In the normal course of business, we enter into numerous agreements that may contain features which meet the AcG 14 definition of a guarantee. AcG 14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the amounts that could be lost under guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     The table below summarizes significant guarantees we have provided to third parties.

Maximum potential amount
of future payments

Backstop liquidity facilities	$21,496
Credit derivatives/written put options (1)	11,008
Financial standby letters of credit	10,017
Credit enhancements	4,379
Performance guarantees	3,392
Mortgage loans sold with recourse	824
Business acquisitions	65

(1)	The notional amount of the contract approximates maximum potential amount of future payments.

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when pre-determined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ duration can range up to one year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.

     Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG 14 defines guarantees to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client. We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party, a corporate or government entity, for their financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The term of these credit derivatives varies based on the contract and can range up to ten years. We enter into written put options that are contractual agreements under which we grant the purchaser, a corporate or government entity, the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity based contracts, and certain commodity based contracts. The term of these options varies based on the contract and can range up to five years.

     Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to four years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans.

     We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and five years.

     Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or default within 120 days. The mortgage loans are fully collateralized by residential properties.

     In June 2002, we acquired the assets of Barclays Bank PLC’s private banking business in the Americas. Assets were purchased with an initial cash payment of approximately US$111 million. Additional consideration of US$45 million, that is contingent upon the amount of business retained, may be paid over the one-year period following the acquisition.

     In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counter-parties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Future accounting changes

Consolidation of Special Purpose Entities

The Accounting Standards Board (AcSB) of the CICA approved, subject to written ballot, a new Accounting Guideline, Consolidation of Variable Interest Entities. The Guideline is harmonized with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in Section 1590, Subsidiaries, to certain special purpose entities. The new Guideline will require enterprises to identify “Variable Interest Entities” (VIEs) in which they have an interest, determine whether they are the Primary Beneficiary of such entities and, if so, to consolidate them. A VIE is an entity in which either the equity is not sufficient to permit that entity to finance its activities without external support, or equity investors lack

Canadian GAAP

either voting control, an obligation to absorb future losses, or the right to receive future returns. A Primary Beneficiary is the enterprise that will absorb a majority of a VIE’s losses, receive a majority of its returns, or both. A Primary Beneficiary or other entity having a significant variable interest in a VIE will provide disclosures to enable the users of financial statements to understand and evaluate its interest in the VIE.

     The Guideline will be effective for all annual and interim periods beginning on or after January 1, 2004. The AcSB expects that the new Guideline will be issued in June 2003.

Financial Instruments

The CICA issued three exposure drafts on March 31, 2003, Financial Instruments —Recognition and Measurement, Hedges and Comprehensive Income. Although not final, these exposure drafts are expected to require primarily the following:

     Securities will be classified as either held to maturity, held for trading or available for sale. Held to maturity classification will be restricted to fixed maturity instruments that we intend and are able to hold to maturity. These will be accounted for at amortized cost. In addition to the securities acquired for selling in the near term, held for trading classification will be permitted for any financial instrument on its initial recognition. Instruments held for trading will be accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining securities will be classified as available for sale. These will be measured at fair value with unrealized gains and losses, not affecting net income, but reported in a new category in Shareholders’ equity called other comprehensive income.

     Derivatives will be classified as held for trading unless designated as hedging instruments. All derivatives will be measured at fair value. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of changes in the derivatives’ fair value will be initially recognized in the new category, other comprehensive income. These will subsequently be reclassified to net income in the periods net income is affected by the variability in the cash flows of the hedged item.

     Other comprehensive income will be a new category in shareholders’ equity including, in addition to the items mentioned above, the unrealized foreign currency translation gains and losses, net of hedging activities.

     The final accounting standards are expected to be effective for fiscal years beginning on or after October 1, 2004 with earlier application permitted.

Note 2 Securitizations

During the quarter, we securitized $1.3 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $310 million of those securities. We received net cash proceeds of $308 million and retained the rights to future excess interest of $8 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $6 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

Note 3 Significant capital transactions

On February 28, 2003, we announced our intention to redeem for cash all of the issued and outstanding Non-cumulative First Preferred Shares Series J amounting to $300 million and US$ Non-cumulative First Preferred Shares Series K amounting to US$250 million. The redemption takes place on May 26, 2003.

     During the quarter, we repurchased 5,073,837 common shares under our normal course issuer bid at an average price of $57.63. Since the inception of the bid in June 2002, we repurchased 15,777,737 common shares at an average price of $54.25.

Note 4 Contingencies

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. At present, both the New York and the London actions are proceeding. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material.

Note 5 Subsequent Event

Acquisition of Business Men’s Assurance Company of America

On May 1, 2003, RBC Insurance acquired the outstanding common shares of Business Men’s Assurance Company of America (BMA) from Generali Group, the Trieste, Italy-based insurer. Immediately prior to the acquisition, BMA transferred its existing reinsurance operations, including all reinsurance related assets and liabilities, to an affiliate and those operations remain owned by Generali Group. As acquired, BMA’s operations consist of an in-force block of approximately 135,000 traditional life insurance policies and annuities as well as a distribution network for variable insurance products. In a related transaction, RBC Dain Rauscher acquired BMA’s mutual fund company, Jones & Babson Inc. The results of the acquisitions will be included in our consolidated financial statements effective May 1, 2003.

     The acquisitions had a purchase price of approximately US$210 million, including direct expenses, and will be accounted for using the purchase method. We do not anticipate any significant goodwill related to the acquisition of BMA. RBC Dain Rauscher will record goodwill totalling approximately US$13 million from the acquisition of Jones & Babson Inc.

Note 6 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	03	03	02	03	03	02	03	03	02	03	03	02

Net interest income	$1,352	$1,394	$1,339	$58	$67	$53	$107	$116	$86	$103	$109	$141
Other income	535	564	514	102	99	70	721	767	832	513	617	541

Gross revenues	1,887	1,958	1,853	160	166	123	828	883	918	616	726	682
Provision for credit losses	158	130	158	—	—	—	—	—	(1)	58	77	175
Non-interest expense	1,156	1,179	1,108	105	123	103	732	725	813	394	426	388
Income taxes and non-controlling interest	215	239	227	—	(4)	(12)	28	55	29	69	79	13

Net income	$358	$410	$360	$55	$47	$32	$68	$103	$77	$95	$144	$106

	RBC Global Services			Other			Total

	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	03	03	02	03	03	02	03	03	02

Net interest income	$37	$45	$33	$34	$59	$85 $	1,691	$1,790	$1,737
Other income	198	201	197	54	(1)	38	2,123	2,247	2,192

Gross revenues	235	246	230	88	58	123	3,814	4,037	3,929
Provision for credit losses	2	—	3	(7)	(7)	(7)	211	200	328
Non-interest expense	176	171	162	(3)	(14)	9	2,560	2,610	2,583
Income taxes and non-controlling interest	20	27	26	14	52	58	346	448	341

Net income	$37	$48	$39	$84	$27	$63	$697	$779	$677

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

Canadian GAAP

b) Quarterly earnings by geographic segment

	April 30				January 31				April 30
	2003				2003				2002

	Canada	U.S. (2)	Other Int'l	Total	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total

Net interest income	$1,274	$334	$83	$1,691	$1,392	$347	$51	$1,790	$1,346	$297	$94	$1,737
Other income	1,105	704	314	2,123	1,094	787	366	2,247	1,221	715	256	2,192

Gross revenues	2,379	1,038	397	3,814	2,486	1,134	417	4,037	2,567	1,012	350	3,929
Provision for credit losses	181	13	17	211	103	41	56	200	151	152	25	328
Non-interest expense	1,488	868	204	2,560	1,469	921	220	2,610	1,488	893	202	2,583
Income taxes and non-controlling interest	259	61	26	346	368	64	16	448	362	(29)	8	341

Net income	$451	$96	$150	$697	$546	$108	$125	$779	$566	$(4)	$115	$677

(2)	During the quarter U.S. segment results include Net Income of $70 million from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty).

c) Six-month earnings by business segment

	RBC Banking		RBC Insurance		RBC Investments		RBC Capital Markets

	2003	2002	2003	2002	2003	2002	2003	2002

Net interest income	$2,746	$2,766	$125	$104	$223	$184	$212	$319
Non-interest revenue	1,099	1,059	201	158	1,488	1,684	1,130	1,076

Gross revenues	3,845	3,825	326	262	1,711	1,868	1,342	1,395
Provision for credit losses	288	359	—	—	—	(2)	135	272
Non-interest expense	2,335	2,250	228	205	1,457	1,641	820	806
Income taxes and non-controlling interest	454	467	(4)	(16)	83	66	148	73

Net income	$768	$749	$102	$73	$171	$163	$239	$244

	RBC Global Services		Other		Total

	2003	2002	2003	2002	2003	2002

Net interest income	$82	$67	$93	$155	$3,481	$3,595
Non-interest revenue	399	402	53	36	4,370	4,415

Gross revenues	481	469	146	191	7,851	8,010
Provision for credit losses	2	5	(14)	(20)	411	614
Non-interest expense	347	334	(17)	3	5,170	5,239
Income taxes and non-controlling interest	47	52	66	116	794	758

Net income	$85	$78	$111	$92	$1,476	$1,399

d) Six-month earnings by geographic segment

	April 30				April 30
	2003				2002

	Canada	U.S. (2)	Other Int'l	Total	Canada	U.S.	Other Int'l	Total

Net interest income	$2,666	$681	$134	$3,481	$2,766	$590	$239	$3,595
Non-interest revenue	2,199	1,491	680	4,370	2,381	1,515	519	4,415

Gross revenues	4,865	2,172	814	7,851	5,147	2,105	758	8,010
Provision for credit losses	284	54	73	411	303	283	28	614
Non-interest expense	2,957	1,789	424	5,170	3,004	1,835	400	5,239
Income taxes and non-controlling interest	627	125	42	794	757	(37)	38	758

Net income	$997	$204	$275	$1,476	$1,083	$24	$292	$1,399

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	During the six month period ended April 30, 2003, U.S. segment results include Net income of $148 million from our U.S. acquisitions (including RBC Centura, RBC Dain Rauscher and RBC Liberty).

Canadian GAAP

Note 7 Reconciliation of Canadian and United States generally accepted accounting principles

	Three	Six
	months ended	months ended	As at April 30
	April 30	April 30
	2003	2003	2003	2003
			Shareholders'
	Net income	Net income	equity	Assets

Canadian GAAP	$697	$1,476	$19,077	$392,088
Insurance accounting	1	12	98	1,728
Costs of Stock Appreciation Rights	7	8	10	(9)
Derivative instruments and hedging activities (1)	(23)	(34)	(47)	598
Reclassification of securities (2)	—	(16)	211	211
Guarantees (3)	—	—	—	34
Additional pension obligation	—	—	(293)	167
Trade date accounting	—	—	—	2,316
Other	(4)	(11)	28	1,052
Tax impact of above differences	11	21	n.a.	n.a.

U.S. GAAP	$689	$1,456	$19,084	$398,185

Earnings per share	$1.00
Diluted earnings per share	$0.99

	Three	Six
	months ended	months ended	As at April 30
	April 30	April 30
	2002	2002	2002	2002
			Shareholders'
	Net income	Net income	equity	Assets

Canadian GAAP	$677	$1,399	$18,571	$356,317
Insurance accounting	24	25	43	1,288
Costs of Stock Appreciation Rights	29	29	18	(11)
Derivative instruments and hedging activities (1)	1	20	(111)	876
Reclassification of securities (2)	—	—	72	72
Additional pension obligation	—	—	(17)	12
Trade date accounting	—	—	—	573
Other	(7)	(15)	28	2,120
Tax impact of above differences	(14)	(14)	n.a.	n.a.

U.S. GAAP	$710	$1,444	$18,604	$361,247

Earnings per share	$1.02
Diluted earnings per share	$1.01

	Three
	months ended	As at January 31
	January 31
	2003	2003	2003
		Shareholders'
	Net income	equity	Assets

Canadian GAAP	$779	$19,275	$389,804
Insurance accounting	11	98	1,741
Costs of Stock Appreciation Rights	1	8	(3)
Derivative instruments and hedging activities	(11)	(53)	59
Reclassification of securities	(16)	204	204
Guarantees	—	—	4
Additional pension obligation	—	(293)	167
Trade date accounting	—	—	(594)
Other	(7)	28	844
Tax impact of above differences	10	n.a.	n.a.

U.S. GAAP	$767	$19,267	$392,226

Earnings per share	$1.12
Diluted earnings per share	$1.10

n.a. — not applicable

For a complete discussion of U.S. and Canadian GAAP differences see Note 23 to the consolidated financial statements for the year ended October 31, 2002, on page 97A of the 2002 Annual Report.

(1)	Under U.S. GAAP, all derivatives are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in Net income, or if the derivative is designated and to the extent it functions effectively as a cash flow hedge, in Other comprehensive income within Shareholders’ equity. For derivatives designated as fair value hedges, the changes recorded in Net income are generally offset by changes in the fair value of the hedged item attributable to the risk being hedged. The changes recorded in Other comprehensive income are subsequently amortized to Net income to offset the effects of interest rate variability on cash flows of the hedged item. Under Canadian GAAP, derivatives used in sales and trading activities and non-trading derivatives that do not qualify for hedge accounting are recorded on the balance sheet at fair value with changes in fair value recorded in Net income. Non-trading derivatives that did not qualify for hedge accounting on the adoption of AcG 13 are recorded at fair value with transition gains or losses being recognized in income as the original hedged item affects Net income. Where derivatives have been designated and function effectively as hedges, income or expense is recognized over the life of the hedged assets or liabilities as adjustments to interest income or interest expense. Recording derivatives and hedging activities in accordance with U.S. GAAP would decrease Net income by $13 million for the three months ended April 30, 2003, would increase Securities by $47 million, Loans by $56 million, Deposits by $136 million, Subordinated debentures by $354 million, Other assets by $524 million and Other liabilities by $155 million and would decrease Cash resources by $29 million, and Shareholders’ equity by $47 million as at April 30, 2003.

(2)	Under U.S. GAAP, Securities are classified as Trading account or Available for sale. Writedowns to reflect other than temporary impairment in the value of Available for sale securities are included in Loss on sale of securities. Under Canadian GAAP, Securities are classified as Trading account, Investment account or Loan substitute. Writedowns to reflect other than temporary impairment in the value of Investment account securities are included in Loss on sale of securities. Classifying securities in accordance with U.S. GAAP would increase Securities by $332 million, decrease the related deferred income taxes included in Other assets by $121 million and increase Shareholders’ equity by $211 million as at April 30, 2003.

(3)	Under U.S. GAAP, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002 is recorded on the balance sheet at fair value. Recording the fair value of guarantees in accordance with U.S. GAAP would increase Other assets and Other liabilities each by $34 million as at April 30, 2003.

Canadian GAAP

Appendix: Credit related information (unaudited) (1)

Impaired loans (2)

	April 30	January 31	October 31	July 31	April 30
($ millions, except percentage amounts)	2003	2003	2002	2002	2002

Net impaired loans
Residential mortgage	$118	$114	$113	$125	$130
Personal	109	113	129	130	132
Business and government	1,014	1,193	1,152	1,198	1,227

Total	$1,241	$1,420	$1,394	$1,453	$1,489

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Residential mortgage	0.16%	0.16%	0.16%	0.18%	0.19%
Personal	0.34%	0.36%	0.41%	0.41%	0.41%
Business and government	1.00%	1.14%	1.10%	1.13%	1.17%

Total	0.59%	0.67%	0.65%	0.69%	0.71%

Allowance for credit losses

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
($ millions, except percentage amounts)	2003	2003	2002	2003	2002

Allowance at beginning of period	$2,376	$2,314	$2,459	$2,314	$2,392
Provision for credit losses	211	200	328	411	614
Write-offs
Residential mortgage	(2)	(1)	(3)	(3)	(6)
Personal	(114)	(80)	(109)	(194)	(216)
Credit card	(51)	(43)	(44)	(94)	(89)
Business and government	(102)	(62)	(232)	(164)	(357)

	(269)	(186)	(388)	(455)	(668)
Recoveries
Personal	16	17	19	33	35
Credit card	8	9	9	17	19
Business and government	17	20	14	37	34

	41	46	42	87	88

Net write-offs	(228)	(140)	(346)	(368)	(580)
Acquisition of Admiralty Bancorp, Inc.	—	8	—	8	—
Adjustments	(24)	(6)	11	(30)	26

Allowance at end of period	$2,335	$2,376	$2,452	$2,335	$2,452

Net write-offs (excluding LDCs) as a % of average loans, acceptances and reverse repurchase agreements	0.43%	0.25%	0.68%	0.34%	0.56%
Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	0.43%	0.25%	0.68%	0.34%	0.56%
Allocation of allowance
Residential mortgage	$37	$40	$47	$37	$47
Personal	450	467	475	450	475
Credit card	152	152	152	152	152
Business and government	1,453	1,469	1,541	1,453	1,541

Allocated allowance	2,092	2,128	2,215	2,092	2,215
General unallocated allowance	243	248	237	243	237

Total	$2,335	$2,376	$2,452	$2,335	$2,452

Composition of allowance
Specific, including allowance for loan substitute securities	$922	$954	$1,010	$922	$1,010
Country risk	—	—	30	—	30
General allocated	1,170	1,174	1,175	1,170	1,175
General unallocated	243	248	237	243	237

Total allowance for credit losses	$2,335	$2,376	$2,452	$2,335	$2,452

Consisting of:
Allowance for loan losses	$2,226	$2,267	$2,338	$2,226	$2,338
Allowance for off-balance sheet and other items	109	109	109	109	109
Allowance for loan substitute securities	—	—	5	—	5

Total	$2,335	$2,376	$2,452	$2,335	$2,452

Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	1.0%	1.1%	1.1%	1.0%	1.1%
Allowance for loan losses as a % of gross impaired loans (coverage ratio), excluding LDCs	103%	95%	93%	103%	93%

(1)	Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Impaired loans are net of allowance for specific and country risk.

Canadian GAAP

Share information (unaudited)

	April 30	January 31	April 30
(Number of shares in thousands)	2003	2003	2002

First preferred shares (1)
Non-cumulative Series E	—	—	1,500
Non-cumulative Series J	12,000	12,000	12,000
US$ Non-cumulative Series K	10,000	10,000	10,000
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US$ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	54,000	54,000	55,500

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Stock options (3)
Outstanding at end of period	27,100	28,218	30,296
Exercisable at end of period	17,624	18,629	15,614
Common shares	662,427	666,439	673,860

(1)	Details provided in Royal Bank of Canada’s 2002 Annual Report Note 13 on pages 85 and 86 and Note 17 on page 91.

(2)	Reported in Non-controlling interest in subsidiaries on the Consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.

(3)	During February 2003, 6,400 stock options were granted.

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

Web site:
rbc.com

Transfer Agent
and Registrar

Main Agent
Computershare Trust
Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888, or
1-866-586-7635
Fax: (514) 982-7635

Mailing address:
P.O. Box 1570, Station “B”
Montreal, Quebec
Canada H3B 3L2

Web site:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services — Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank’s common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank’s common shares.

Shareholder contact
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust
Company of Canada
1500 University Street,
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888 or
1-866-586-7635.

For other shareholder inquiries,
contact: Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our Web site at:
rbc.com/investorrelations.

2003 quarterly earnings release dates

First quarter	Feb. 28
Second quarter	May 30
Third quarter	Aug. 26
Fourth quarter	Nov. 25

Direct deposit service
Shareholders may have their dividends deposited by electronic funds transfer directly to an account at any financial institution that is a member of the Canadian Payments Association. To arrange for this, please contact Computershare Trust Company of Canada at their mailing address.

Institutional investors, brokers and security analysts
For financial information inquiries, contact: Senior Vice-President,
Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800

Common share repurchase
The bank is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period ending June 23, 2003, the bank may repurchase up to 20 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.

A copy of the bank’s Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.

Dividend dates for 2003
Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred	Jan. 27	Feb. 24
shares series N, O, P and S	Apr. 23	May 23
	Jul. 23	Aug. 22
	Oct. 27	Nov. 24

Credit ratings

(as at February 28, 2003)	Short-term debt	Senior long-term debt

Moody’s Investors Service	P—1	Aa2
Standard & Poor’s	A—1+	AA-
FitchRatings	F1+	AA
Dominion Bond Rating Service	R—1(middle)	AA(low)